NO ACT





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



February 8, 2008

Ann C. Mulé
Chief Governance Officer
Assistant General Counsel
Corporate Secretary
Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583

Re: Sunoco, Inc.
Incoming letter dated December 17, 2007

Dear Ms. Mulé:

This is in response to your letters dated December 17, 2007 and February 4, 2008 concerning the shareholder proposal submitted to Sunoco by Global Exchange. We also have received a letter from Sanford J. Lewis and Jonas Kron dated January 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John C. Harrington
Treasurer
Global Exchange
2017 Mission Street, Suite 303
San Francisco, CA 94110



Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia PA 19103-7583

December 13, 2007

Mr. John C. Harrington
Treasurer
Global Exchange
2017 Mission Street, Suite 303
San Francisco, CA 94110

Re: Shareholder proposal for "Board Committee on Sustainability"

Dear Mr. Harrington:

We enjoyed the recent opportunity to speak with you the other day, regarding your proposal that Sunoco amend its bylaws to establish a Board Committee on Sustainability (the "Proposal"), to "...address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability... [and] enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change..."

As we indicated during our telephone conversation, Sunoco's management and its Board of Directors take environmental matters very seriously, and we believe that sustainability issues are being addressed at the board committee level already by our Board's Public Affairs Committee. The Public Affairs Committee is responsible for oversight of all matters and policy that relate to public issues and Sunoco's relationship with stakeholders. For your reference, we are enclosing, with this letter, a copy of the Sunoco, Inc. Public Affairs Committee Charter (as "Exhibit A"). We call your attention specifically to the "Duties and Responsibilities" section of the Charter. The Public Affairs Committee is charged with addressing developments and trends, reviewing Sunoco's positions on broad public issues, and ensuring that management addresses those issues, recognizing the long-term interests of shareholders. According to its Charter, the Public Affairs Committee's "primary purpose is to provide advice and oversight to management in the Company's efforts to perform in a manner in which the Company's constituencies will view the Company as a responsible corporate citizen." At Sunoco, we believe responsible corporate citizenship is a fundamental to our performance in all aspects of operations and strategy. Please see, enclosed with this letter as "Exhibit B", Sunoco's 2006 Health, Environment and Safety Report, prepared using the Global Reporting Initiatives Version 3 Sustainability Reporting Guidelines as a basis. Those guidelines include reporting on corporate governance; financial performance; health, environment and safety ("HES") performance; energy use and climate change; product stewardship; and community engagement.

The Public Affairs Committee is not limited to a mere review of matters concerning legal compliance. While it does receive periodic reports on compliance matters, the Public Affairs Committee agenda is established based upon a review of issues deemed of greatest importance and/or risk to Sunoco. These have included, but are not limited to, the oversight of HES issues such as the transportation of hazardous materials, the review of company activities for the remediation of waste disposal sites, product stewardship, the relationship with community neighbors, the relationships with non-governmental organizations, the report of the BP Independent Safety Review Panel ("Baker Report"), and emerging issues surrounding global climate change, for which the committee received two reports during the last fifteen months.

As we discussed, membership of Sunoco's Public Affairs Committee is comprised entirely of independent directors. These outside directors conduct an annual self-assessment of the performance of the Public Affairs Committee and, as warranted, recommend changes in the degree of emphasis placed on certain issues. We are enclosing, as "Exhibit C" to this letter, brief biographical sketches on each of the members of Sunoco's Board of Directors (all of whom, except for Sunoco's Chief Executive Officer, are independent). Mr. Kaiser, current Chair of Sunoco's Public Affairs Committee, is a retired President, Chief Executive Officer and director of Quanterra Incorporated. In the mid-1990's, Quanterra succeeded to businesses of the environmental analytical services division of International Technology Corporation and Enseco (a unit of Corning Incorporated) for which Mr. Kaiser had been President and Chief Executive Officer.

In addition to the Public Affairs Committee, the Audit Committee of Sunoco's Board of Directors has oversight responsibilities regarding the management of enterprise risks. Sunoco's Enterprise Risk Management Program addresses all company-wide risks, of which HES risks are a subset. For your reference, we are enclosing, with this letter, a copy of the Sunoco, Inc. Audit Committee Charter (as "Exhibit D"). Sunoco's Manager, Enterprise Risk reports directly to the Audit Committee on all identified risks, including HES risks, and the processes for the management thereof. While the Audit Committee would not address a policy matter (that is the purview of the Public Affairs Committee), it would determine whether an identified risk is receiving the appropriate amount of review and attention, and make recommendations accordingly.

The Compensation Committee of Sunoco's Board of Directors also plays a role in the oversight and management of HES risks. Sunoco's annual cash incentive program was revised in 2001 to require that certain HES performance targets be met. The program, in which both executives and non-executives participate, establishes HES targets each year at the company, business unit and facility/entity levels. Actual performance against these pre-established HES targets is reviewed by the Compensation Committee. Sunoco's HES performance is the shared responsibility of all Sunoco employees, and "Commitment to Health, Environment, and Safety" is one of the core competencies on which all employees are evaluated. Finally, at *each* Board meeting, Sunoco's full Board of Directors reviews particular HES topics and, on an annual basis, the full Board reviews Sunoco's overall HES performance.

We believe the matters addressed by your Proposal are taken very seriously within Sunoco, and that we have a thorough process for review of such matters at the highest levels of management, as well as at the Board and Board Committee level. As we discussed, because of SEC's rules we will be filing a request for omission of your Proposal from our proxy by Tuesday, December 18th, unless you decide, before then, to withdraw your Proposal. We appreciate your review of our management and board process. If you have any additional questions or concerns, please contact Ann Mule', Sunoco's Chief Governance Officer at 215-977-6430 (Office), or 215-514-6470 (Cell).

Sincerely,

Charles K. Valutas
Senior Vice President and
Chief Administrative Officer

Ann C. Mulé
Chief Governance Officer
Assistant General Counsel and
Corporate Secretary

EXHIBIT A
to
SUNOCO, INC.
Correspondence to:
John C. Harrington

(Dec. 13, 2007)

Sunoco, Inc.

PUBLIC AFFAIRS COMMITTEE CHARTER

Authority By resolution dated January 30, 1975, the Sunoco, Inc. Board of Directors established the Public Affairs Committee. This Charter of the Public Affairs Committee was adopted on March 4, 2004.

Membership The Public Affairs Committee shall consist of no fewer than three directors. Every member shall satisfy the independence standards of the New York Stock Exchange Listing Standards, and the Company's Categorical Standards of Independence as set forth in the Company's Corporate Governance Guidelines. The Board shall appoint a Chairman and the members upon recommendation of the Governance Committee and shall have the power to fill vacancies to the Committee. Additionally, the Board shall have the power to remove any member at any time with or without cause.

Purpose

"Public Affairs" are the Company's relationships with those individuals, organizations and institutions over which the Company does not have direct control, but whose actions or attitudes are important to the success of the Company (the "Constituencies"). These Constituencies include shareholders, the communities in which the Company does business, the state, local and federal governments, special interest groups, etc. Public Affairs also includes those activities through which the Company projects its public image and fulfills its role as a responsible corporate citizen.

The purpose of the Public Affairs Committee is to provide advice and oversight to management in management's efforts to perform in a manner in which the Company's Constituencies will view the Company as a responsible corporate citizen, and to report to the Board on Committee actions.

Duties & Responsibilities

1. Reviews the Company's policies, practices and performance in the areas of environmental protection, health and safety, equal employment opportunity and diversity practices, government affairs, and corporate contributions

2. Assesses and evaluates the Company's performance as a responsible corporate citizen and keeps the Board apprised of the posture, integrity and propriety of the Company's relationship with its Constituencies

3. Reviews management's positions on Public Affairs developments and trends throughout the industries in which the Company operates

4. Reviews the Company's position regarding important Public Affairs issues

5. Assures that the Company addresses critical Public Affairs issues from a perspective that emphasizes the interests of various Constituencies, recognizing the long-term interests of shareholders

6. Assumes oversight responsibility for the resolution of significant complaints from shareholders, and the proper handling of shareholder proposals that concern topics within the purview of the Committee for inclusion in the Company's proxy statement

Committee Evaluations

7. The Committee will conduct an annual self-evaluation and will review the results of the evaluation with the Governance Committee and the Board.

Committee Meetings and Action

8. The following items shall govern Committee meetings and actions:

   - A majority of the Committee members will be a quorum for the transaction of business.
   - The action of a majority of those present at a meeting at which a quorum is present will be the act of the Committee.
   - Any action required to be taken at a meeting of the Committee will be deemed the action of the Committee if all of the Committee members executed, either before or after the action is taken, a written consent and the consent is filed with the Corporate Secretary.
   - The Chairman will report from time to time to the Board on Committee actions and on the fulfillment of the Committee's duties under its Charter.
   - The CEO will appoint a senior executive to be the management liaison to the Committee.
   - The Committee Secretary (who will be the Corporate Secretary) will keep minutes of all Committee meetings, which will be distributed to all Board members.
   - The Committee will meet at least two times per year and at such other times as may be requested by its Chairman.
   - The Secretary of the Public Affairs Committee shall prepare and circulate agendas for each year which provide for the Committee's review of all Committee responsibilities. Since this Committee deals with the Company's image in the

public mind, current events or incidents may be cause for changes or additions to the proposed agendas. The Chairman or any member of the Committee may request more frequent review or special attention to any subject related to Committee responsibilities. The Committee Secretary and the management liaison will prepare a preliminary agenda. The Chairman will make the final decision regarding the agenda.

- The agenda and all materials to be reviewed at the meetings should be received by the Committee members as far in advance of the meeting day as practicable (which will normally be 6 days).
- The Committee Secretary should coordinate all mailings to the Committee members, to the extent practicable.

EXHIBIT B
to
SUNOCO, INC.
Correspondence to:
John C. Harrington

(Dec. 13, 2007)

>

2006

Managing our Performance
Ensuring our Future

SUNOCO

SCOPE OF REPORT

This report addresses Health, Environment, and Safety and related activities that took place during 2006. The report encompasses the facilities and operations involved in the business units described in the company profile, including wholly-owned subsidiaries and, where noted, *joint ventures that are operated* by Sunoco. Such an operation is the Epsilon Products Company, LLC, a joint venture between Sunoco, Inc. and BAR-L, Inc. which we began including in 2005. Current year and historical data, except for energy usage and greenhouse gases, are provided unless otherwise noted.

This report has been compiled and presented to provide our stakeholders with HES information that is relevant, inclusive, and complete. We define our stakeholders as employees, neighbors, community advisory panels, non-governmental organizations including Ceres, customers, investors/asset managers, shareholders, Sunoco Board of Directors, regulators, legislators, Sunoco dealers and distributors, and government relations spokespersons.

The value of this communication will vary by group, their interest and purpose. Some of the identified benefits of this communication are enhanced employee morale and improved performance, transparency, public information and awareness, enhanced company image and reputation, documentation of community support and input, and recruitment and retention of employees.

This report was prepared using the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines Version 3.0 (G3) as a basis. In keeping with the G3 Guidelines, this report focuses on the following key issues: Governance HES Performance; Energy Use/Climate Change; Product Stewardship; Security/Business Continuity; Workforce Preparedness; and Community Engagement.


SUNOCO

Sunoco turned 120 years young in 2006.


GRI REPORT

The GRI Application Level has been self-declared to be B, as based on the G3 Guidelines.

Printed on 100% post-consumer recycled paper with wind power.

FROM THE CHAIRMAN

"I AM PLEASED TO REPORT THAT, FOR THE THIRD CONSECUTIVE YEAR, OVERALL HES PERFORMANCE DURING 2006 WAS THE BEST EVER FOR SUNOCO."

The Annual HES Report's first-ever theme – "Managing Our Performance; Ensuring Our Future," reflects Sunoco's philosophy not only toward health, environment and safety matters, but also how we manage all aspects of our business. In fact, we view HES performance as a leading indicator of long-term financial success. Neither we nor our competitors can influence the economy or consumer demand, the two most important influences on our financial performance. The only things within our control are how well we plan for and respond to those outside influences – how well we perform our work day after day, year after year.

Sunoco achieved increased earnings per share for the fourth consecutive year. Our conversion from MTBE to ethanol and transition to the new ultra-low-sulfur diesel fuel specifications went smoothly, thanks to thorough planning and solid execution by the entire organization. Our Marketing business achieved higher year over year income. However, refining production was lower than 2005, due partly to crude unit shutdowns at our Philadelphia Refinery. Major capital projects during 2007 should significantly improve reliability and product yield and, at the same time, lower air pollutant emissions.

A state-of-the-art coke plant in Haverhill, OH came on-line in early 2005, producing high-quality coke for use in making steel. A coke plant in Brazil in which we are a joint-venture partner began producing coke and cogenerated power in the first half of 2007.

I am pleased to report that, for the third consecutive year, overall HES performance during 2006 was the best ever for Sunoco. We achieved historic and/or top quartile performance in most areas, especially employee and contractor safety. Chemicals had its best-ever performance in every area except air, and our Marketing organization made solid progress in reducing employee injuries and preventable vehicle accidents.

I'm convinced that our Operations Excellence Management System (OEMS) has contributed significantly to our performance. However, we had an increase in air permit violations from our historic low in 2005. And although we had fewer spills than in 2005 and recovered more spilled product, our performance can improve further still. In addition to capital projects, our business units constantly review and update their procedures and work practices to ensure safe reliable, environmentally sound operations throughout the organization.

We also are taking steps to understand the likely impacts of major regulatory initiatives, in particular the European REACH legislation and global climate change. It is still too early to forecast what the regulatory landscape will be, but Sunoco intends to remain a safe, reliable and environmentally sound provider of transportation fuels. I look forward to sharing our progress with you.

John G. Drosdick
Chairman, CEO and President





FROM THE VICE PRESIDENT, HES REGULATORY AFFAIRS

In the spirit of continuous improvement, this year's report includes a number of changes that I'd like to share with you. Many are based on the newly issued Global Reporting Initiative Reporting Framework Version 3 or G3 as it's called. We also have consulted with stakeholders, including community advisory panels and councils, and with our Ceres Stakeholder Engagement Team. So, what's new?

First, instead of reporting on the whole range of issues, G3 encourages companies to focus on key items. For 2006, those issues were: HES Performance, which includes environment and worker safety and health; Governance; Energy Use and Climate Change; Product Stewardship; Security and Business Continuity; Workforce Preparedness; and Community Engagement. This list is an amalgam of issues identified internally, by our Ceres Stakeholder Engagement Team, and by our Community Advisory Panels and Councils.

Second, both the G3 guidelines and our Ceres Stakeholder Team request that we describe our issues management approach, our performance, our goals and any activities or programs that helped achieve the performance targets. In response we have made every effort to put all the information related to each issue area in one place. In addition, our on-line report has many more links, so that you can see how one activity helps us perform better in several different areas. You also will notice that, in addition to showing 2007 performance goals on the summary charts, we have included them in the narrative. We hope this re-organization will put our activities into better context and make our performance more transparent.

The third big change is the expanded discussion of corporate governance. During our meeting in Philadelphia with our Ceres Stakeholder Team, we had a lively debate about what comes first, a formal corporate governance infrastructure or HES performance. As a result of those discussions, we have described Sunoco's governance structure in more detail, particularly as it relates to our HES programs and performance.

Our commitment to detailed and honest disclosure remains unchanged. We continue to provide performance data for three years, so you can judge our progress over time. We still focus on stories that describe how our employees work in our facilities and in the community. And we're continuing our commitment to continuous improvement – in our reporting and in our performance. Please let us know how you think we're doing.

Carolyn L. Green

Carolyn L. Green
Vice President, HES Regulatory Affairs

"...WE'RE CONTINUING OUR COMMITMENT TO CONTINUOUS IMPROVEMENT – IN OUR REPORTING AND IN OUR PERFORMANCE."



FOCUS ON THE FUTURE

Since 2000, Sunoco's HES watchwords have been **Safe, Reliable, Environmentally Sound Operations**, and we see no reason to change that emphasis. We intend to differentiate ourselves from our competitors by the high quality of our employees, our operations and our products. We are convinced that, if we can deliver on those promises, we will be successful in the marketplace. And we will continue to report openly, honestly and completely on our performance.

We will continue to set aggressive HES performance improvement goals and expect to add leading indicators to our targets within the next few years. We will implement our capital spending plans to improve HES performance and increase production with an eye toward greater efficiency and reliability and reduced emissions.

We have embarked on a major effort to document and standardize our GHG emission gathering process and to include GHG impacts in the analysis of capital plans. We are proud of the voluntary greenhouse gas reductions we have achieved to date, but we recognize that climate change is a rapidly evolving public policy issue that could have profound impacts on our industry. Sunoco will remain engaged with stakeholders on all sides of this issue to ensure that whatever course is taken, it will be in the best interests of our company, our customers, our shareholders and our nation. Moreover, we will look for ways to reduce our environmental footprint even further.

As a significant portion of our workforce retires over the next three to ten years, we will need to recruit and retain skilled employees. Training will be essential to ensure that no matter what market or regulatory changes we face, tomorrow's diverse workforce can accomplish Sunoco's financial goals safely, reliably and in an environmentally sound manner.

2006 HIGHLIGHTS

HES GOVERNANCE

- The Eagle Point Refinery received the Chairman's Award for Excellence in Health, Environment and Safety.
- The company continued to include HES performance modifiers covering air and wastewater permit exceedances, employee and contractor safety, and spills in its Success Sharing Program.
- The Haverhill, Bayport, and La Porte chemical facilities received Responsible Care Management System (RCMS) certification.
- A third-party review of the process for producing the Annual HES Report was completed during 2006. The audit found the process to be consistent and accurate.
- Global Climate Change briefings and discussions were held at several Board of Directors meetings.
- Sunoco's HES auditors completed 80 audits and assessments at 65 different sites.
- Sunoco's HES audit program underwent two third-party reviews during 2006.

HEALTH, ENVIRONMENT AND SAFETY (HES) ENVIRONMENTAL/ENERGY

- Class 1 and 2 spills (10 barrels or more) decreased 20.0% (16 versus 20 in 2005). However, the volume spilled increased from 1,673 barrels in 2005 to 6,410 barrels, of which 96.6% (6,194 barrels) was recovered.
- Wastewater permit exceedances decreased 5.9%, the company's best ever performance.
- Greenhouse gas emissions (CO_2 equivalents) were 0.2% better than 2005, representing a 9.9% reduction from the 1990 base year.
- Aggregate energy consumption for the company decreased 0.3% compared with 2005, and was 11.9% lower than the base year (1990).
- A large increase in air permit exceedances was experienced due to a regulatory change. When comparing 2006 to 2005 on an equal basis, a 38.2% increase was experienced.
- Overall toxic waste transfers off-site increased by 19.5% ('05 vs. '04 – latest available data), but refinery wastes sent off-site were 56.2% less than the 1988 Toxic Release Inventory base year.

HEALTH & SAFETY

- The company experienced its best OSHA recordable incident rate ever with a 1.07.
- The refinery OSHA recordable incident rate improved to 0.43 (a 33.9% improvement), and the chemical plants' OSHA recordable rate was 1.06 (a 24.8% improvement).
- Retail Marketing improved their OSHA recordable rate by 9.4% compared with 2005 (1.54 vs. 1.70).
- Contractors working at our refineries and chemical plants had OSHA recordable rates of 0.54 and 0.58, respectively (best ever performance for Chemicals).
- Sun Coke reduced their OSHA recordable rate by 51.4% compared with 2005 (1.54 vs. 3.17), and had no contractor OSHA recordable incidents.

COMMUNITY ENGAGEMENT

- Sunoco continued to convene Community Advisory Panels/Committees at all refineries and chemical plants.
- Sunoco employees took part in various community outreach activities including educational programs, blood drives, clean-up days, etc.
- In August, Sunoco hosted the Ceres Sunoco Stakeholder Team who met with the CEO and senior management representatives to discuss current HES topics and policies.
- Sunoco co-hosted over 100 student and professional engineers at the first annual Pathfinders reception honoring minority engineers in the Greater Philadelphia area.

FINANCIAL RESULTS

- Sunoco had revenues of $38.7 billion and net income of $979 million in 2006. Please see Sunoco's 2006 Annual Report available on the Sunoco Web site: **www.sunocoinc.com**

SUNOCO IS COMMITTED TO BE A RESPONSIBLE CORPORATE CITIZEN IN ALL OUR BUSINESSES AND IN THE COMMUNITIES IN WHICH WE OPERATE.


SUNOCO

2004	
2005	13,800
2006	14,000

Corporate Tax ID #23-

Dun & Bradstreet #05-

COKE

Annual production capacity of approximately 2.5 million tons of metallurgical-grade coke, using environmentally superior, proprietary technology. Sun Coke accounts for over 15% of total U.S. coke production. Its customers are in the steel industry. The three facilities are located in East Chicago, IN, Vansant, VA, and Haverhill, OH.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Sunoco's approach to governance is organized into three key segments: establishing the company's strategic direction; executing the strategy and managing risks; and ensuring compliance with corporate policies, procedures and standards.

Sunoco published its first set of formal Corporate Governance Guidelines in 1998. Under the direction of the Board Governance Committee and the Chief Governance Officer, the Guidelines are reviewed and re-published yearly in the Sunoco proxy statement so that shareholders are informed regarding how the company is governed. Sunoco's Corporate Governance Guidelines also are available on the Sunoco, Inc. web site.

BOARD OF DIRECTORS – SETTING STRATEGIC DIRECTION

The Sunoco Board of Directors is structured to ensure that qualified persons are elected as directors, that – other than the CEO – all directors are independent, and that Board members are provided with complete and transparent information from management. The Board's function is to annually review and approve the three-year strategic plan and accompanying operations plan. In addition, the Board reviews and approves all major corporate activities and monitors political, economic and regulatory trends and issues that may affect the company.

The Board conducts its work through the following committees: Audit; Compensation; Executive; Governance; and Public Affairs. The Public Affairs Committee has lead responsibility for most HES issues, with additional involvement by the Audit and Compensation Committees. The Board Compensation Committee reviews and approves the yearly HES Modifiers, which become part of the corporate success sharing targets. Board Committee descriptions and charters are available on the Sunoco, Inc. web site.

MANAGEMENT – IMPLEMENTING STRATEGY AND MANAGING RISKS

Sunoco management is responsible for identifying potential risks to the corporation and managing them to ensure long-term financial stability. Sunoco employs integrated management systems to ensure that HES issues are being addressed in a systematic way and that all legal and corporate requirements are met.

Responsibility for HES performance is vested in each business unit. Corporate HES Performance provides technical assistance to individual facilities and the business units to ensure consistency and to disseminate learning. HES Regulatory Affairs is responsible for identifying and analyzing strategic HES issues and for auditing performance and management systems. The Corporate HES Committee meets monthly.

Sunoco has initiated an Enterprise Risk Management effort to formalize and expand its focus on identifying potential risks within and across each of its business units. Through this new initiative, Sunoco is dedicated to ensuring risks within the corporation are recognized, understood and managed appropriately.

ENSURING COMPLIANCE

At Sunoco, compliance is the responsibility of every employee. However, oversight for compliance with the corporate Code of Business Conduct and Ethics is managed by the Chief Compliance Officer. In addition, HES compliance is managed through facility and business unit self-assessments, the corporate HES Auditing Group and external audits.

AUDITS

Sunoco's HES Auditing Group performed 80 audits at 65 Sunoco facilities, including refineries, chemical plants, pipeline areas, heating oil and distribution terminals, company-owned convenience stores and some distributor operated retail service stations. The 80 audits consisted of 55 compliance, 15 management systems, 3 process safety management, and 7 MTSA audits. The management system assessments are designed to verify progress of the company's Operational Excellence Management System (OEMS) and the MTSA audits are required annually by U.S. Coast Guard regulations that implement the Marine Transportation Security Act (MTSA).

ASSESSMENT OF ANNUAL HES REPORT

In November 2006, Sunoco commissioned Haley & Aldrich to review the process used to generate Sunoco's Annual HES Report. Information flow and data collection processes were assessed through interviews and document reviews. Also included were external benchmarking and a gap analysis comparing Sunoco's report to the GRI's new G3 guidelines. Haley & Aldrich concluded that, "Sunoco's HES reporting process is accurate and consistent. The current reporting process has high level documentation which provides a good understanding of process flow, key dates, data needed, contributors, vendors and some data locations. Sunoco's use of SIRIS (internal HES data repository) ensures strong data reliability. The process is timely and consistent due to the conscientious approach of the administrator and contributors."

CORPORATE GOVERNANCE CONTINUED

CHAIRMAN'S AWARD FOR EXCELLENCE IN HEALTH, ENVIRONMENT AND SAFETY PERFORMANCE

The Chairman's Award for Excellence in Health, Environment and Safety performance was presented to the Eagle Point Refinery. The award recognizes exemplary achievement across a wide range of HES areas. The performance highlights for the Eagle Point Refinery during 2006 included:

- OSHA recordable incident rate of 0.38, a 36% reduction;
- Contractor OSHA recordable incident rate of 0.27, a 33% reduction;
- Top Quartile Safety (API Refining);
- 50% reduction in Wastewater Exceedances; and
- 33% reduction in Class 1 or 2 Spills.

Nine other entities received Meritorious Awards for excellence in HES, health and safety, or environmental performance.

ADVANCING HES POLICY

Sunoco helps advance pollution control policy and technology through many avenues. For example, Sunoco personnel serve on the EPA Clean Air Act Advisory Committee and National Advisory Council on Environmental Policy and Technology; participate in various industry organizations (i.e., The Conference Board, EHS Management Roundtable, National Petrochemical & Petroleum Refiners Association (NPRA), American Chemistry Council (ACC), etc.). Sunoco personnel serve on the boards for organizations such as Northeast States Center for a Clean Future and The Auditing Roundtable.

SHARING EXPERIENCES

Sunoco personnel made presentations at several conferences, including:

- Process Automation Manufacturing Information Technology Summit;
- OSHA Region 6 VPP Conference and Region 5 Conference; and
- Product Stewardship Mutual Assistance Networking Group.

MANAGEMENT SYSTEM

Sunoco began developing an integrated management system in 2001. Known as the Operations Excellence Management System, OEMS is the management system that is the driving force to significantly improve health, environment and safety performance and operations integrity.

Major milestones were achieved in the implementation of OEMS in 2004 when Sunoco began certifying its facilities to Responsible Care standards, which is a requirement of American Chemistry Council (ACC) membership. Refining and Supply's Marcus Hook, Philadelphia, Toledo, and Tulsa refineries and its headquarters group were approved for RC 14001 Certification in 2004. The Eagle Point Refinery became certified to RC 14001 in 2005, making Sunoco the first company to have all of its refineries certified to RC 14001 standards.

The Chemicals headquarters organization achieved certification to ACC's Responsible Care Management System (RCMS) in December 2005. In 2006, the Haverhill, Bayport, and La Porte plants were certified to RCMS meeting the requirements of the ACC. This accomplishment enabled Sunoco Chemicals to meet its obligations as an ACC member and demonstrates commitment to the Guiding Principles of Responsible Care®.



Representing the Eagle Point Refinery at the February 1, 2007 Board of Directors meeting to accept their Chairman's Award for Excellence in HES Performance were:

Standing from left: Ray Dworacek, Operations Manager; Al Jiles, Operator, Leak Detection and Repair; Paul Johnston, Lead Environmental Engineer; Roger Lyle, Vice President – NER; Jim Keeler, Facility Manager; John Lenhart, Supervisor, Health & Safety; Vince Kelley, Senior Vice President, Refining; Jack Drosdick, Sunoco Chairman, CEO and President; Joel Maness, Executive Vice President, Refining and Supply; Harry Carty, Head Operator, Poly/Cumene/LSG Units; Gerry Maher, Construction Supervisor; Tom Hadfield, Instrument/Analyzer technician; and John Carroll, Engineering Supervisor. Seated are: Lorena Reiber, Operator, Reformer/SRU Units and Jack DiAmicis, Reliability & Maintenance Manager.



FINANCIAL PERFORMANCE

Both from an HES and a financial performance perspective, 2006 was another successful year for Sunoco. Our Refining and Supply business earned $881 million and continued to be the primary source of income for the company. Our non-refining businesses contributed $205 million (up 6% from 2005) to the strong bottom line. Highlights include:

- Income before special items* was $979 million;
- Earnings per share amounted to $7.59, up 3% from the 2005 record level;
- Return on capital employed was 28.3%;
- Dividend increase of 25%; and
- Outstanding shares reduced by 9%.

Sunoco also:

We view the diversity of our portfolio as a key strength of the company, with each business offering good returns. We will continue to focus on:

- Increasing reliability and realizing additional operational improvements from existing assets;
- Prudently managing expenses;
- Efficiently managing capital spending with an increasing emphasis on income improvement projects;
- Growing, upgrading, and diversifying our asset base;
- Divesting assets that do not meet our return-on-investment criteria;
- Optimizing our capital structure; and
- Returning cash to our shareholders ...yment of cash dividends ...se of our common stock.

* Net income for 2006, 2005, and 2004 amounted to $979, $974, and $605 million, respectively, which includes net charges of $0, $38, and $24 million for special items.



CAPITAL PROGRAM
$ Millions (Including Acquisitions)



1,500
1,200
900
600
300
439
787
1,263
1,075
1,142
02
03
04
05
06

RETURN ON CAPITAL EMPLOYED
Based on Net Income/Loss (Percent)

35
30
25
20
15
10
5
0.9
12.4
21.0
31.3
28.3
02
03
04
05
06

NET INCOME/LOSS
$ Millions



1,000
800
600
400
200
-100
-47
312
605
974
979
02
03
04
05
06

STOCK PRICE PERFORMANCE

Year-End	Price Per Share
2002	$16.59
2003	$25.58
2004	$40.86
2005	$78.38
2006	$62.36

SUNOCO'S HES PERFORMANCE IMPROVED SIGNIFICANTLY IN MOST AREAS IN 2006. WASTEWATER EXCEEDANCES, SPILLS, FINES AND PENALTIES, FIRE LOSSES, AND OCCUPATIONAL SAFETY & HEALTH ADMINISTRATION (OSHA) RECORDABLE INJURY RATES ALL DECREASED.

AIR PERMIT EXCEEDANCES
# of Exceedances

2,500
2,000
1,500
1,000
500
02: 552 (292, 260)
03: 890 (723, 167)
04: 773 (447, 326)
05: 419 (285, 134)
06: 2,426* (1,847, 373, 206)
06 Goal: 276
07 Goal: 195
'06 Goal — HRVoc — Opacity
'07 Goal — Permit

* See associated text for explanation.

AIR PERMIT EXCEEDANCES

Air permit exceedances for 2006 show a significant increase. This was the first year the Bayport and La Porte plants were affected by a new Texas regulation that reduces highly reactive VOCs (HRVOC), resulting in the installation of new control equipment. Exceedances from this requirement are shown by the additional yellow segment of the 2006 bar.

Excluding the HRVOC air permit exceedances, to allow a same basis comparison, yields a 38.2% increase over 2005 performance. One refinery and two chemical plants improved in 2006 compared with 2005. One refinery and one chemical plant remained the same, with the chemical plant performance being zero exceedances. The increase resulted primarily from some refinery processing equipment that had end-of-run reliability issues. Maintenance turnarounds are scheduled for 2007 and will include equipment repairs and capital improvements that are expected to significantly reduce emissions.

The 2007 goal is an aggressive 66.3% improvement (based on non-HRVOC 2006 performance) and would surpass our best ever performance in 2005.

CRITERIA AIR POLLUTANTS

Criteria air pollutant emissions in 2005 (latest data available) increased by 3.2% overall compared with 2004. The particulate matter (40.8%) and sulfur dioxide (3.5%) increases occurred at the refineries due to new stack testing methods. Carbon monoxide emissions (21.8%) rose due to new calculation factors as required by the agencies, such as by the state of Ohio. Increases occurred in sulfur dioxide (3.5%), particulate matter (40.8%),

CRITERIA AIR POLLUTANTS
Refineries per 1,000 barrels of Throughput (tons)


0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.13
0.12
0.13
03
04
05
Volatile Organic Compounds (VOC)
Carbon Monoxide (CO)
Particulate Matter (PM10)
Sulfur Dioxide (SOx)
Nitrogen Oxides (NOx)

TOXIC WASTE TRANSFERS OFFSITE*
Millions of Pounds


1998 Baseline Year = 6.8 (Refineries only)
8
7
6
5
4
3
2
1
1.97
2.02
2.64
2.13
2.43
2.16
2.86
1.80
2.98
2.59
01
02
03
04
05
06*
1998 Baseline
Refineries
Chemicals

* '06 not available
Base Year = Refineries only

and carbon monoxide (21.8%). Emission decreased for nitrogen oxides (5.8%) and volatile organic compounds (9.4%). Lead emissions are negligible each year.

TOXIC RELEASES AND TRANSFERS

Offsite toxic releases and transfers reported to the U.S. Environmental Protection Agency (EPA) for 2005 (latest year available) increased by 19.5% compared with 2004, primarily due to increased wastes treated offsite. The refineries and chemical plants combined were 18.1% lower than the 1988 Toxic Release Inventory base year (refineries only).

On February 8, 2007, the nonprofit Environmental Integrity Project (EIP) released an analysis of TRI Data, naming Sunoco's Philadelphia Refinery as the eighth largest source of toxic air emissions amongst oil refineries in the United States in 2004. The report also states the refinery was the largest source of polycyclic aromatic compounds (PACs) in 2004.

A task group of refinery and corporate environmental personnel analyzed the data and reviewed the methodologies used to calculate the data. The task group determined that the high numbers were due to Sunoco's overly conservative multiplier in it's calculations. The API uses a multiplier of 1% while Sunoco used 65%. Sunoco will change to the industry calculation and file corrected reports for the past years.

WASTEWATER PERMIT EXCEEDANCES

Sunoco again experienced its best-ever performance in the area of wastewater permit exceedances with a total of 16. The number of exceedances decreased 5.9% compared with 2005. Eight facilities had no wastewater exceedances and two others experienced only one exceedance each. The 2007 goal represents a 37.5% improvement over 2006.

CLASS 1 AND 2 SPILLS

Class 1 and 2 spills (spills of greater than 10 barrels) decreased 20.0% when compared with 2005 (16 vs. 20). The volume spilled increased from 1,673 barrels in 2005 to 6,410 barrels in 2006, primarily due to one spill. The volume recovered was 6,194 barrels (96.6%), resulting in a net release of 216 barrels (1 barrel ≈ 42 gallons). The 2007 goal will be a 50% improvement.

ENFORCEMENT ACTIONS

Fines and penalties paid in a particular year most often relate to activities in prior years. Fines and penalties paid in 2006 totaled just over $560,000, a 93.1% decrease from 2005.

ULTRA LOW SULFUR DIESEL

The EPA's Clean Air Act requirements for diesel fuel went into effect on June 1, 2006. The revised standard allows the sulfur content to be only 15 parts per million (ppm) or what is known as Ultra Low Sulfur Diesel (ULSD). By June 20, 2007, 80% of all on-road diesel fuel must meet ULSD standards. Sunoco undertook significant infrastructure projects at the Toledo, Philadelphia, and Eagle Point refineries enabling the sulfur content to be reduced to the 15ppm level.

WASTEWATER PERMIT EXCEEDANCES


# of Exceedances
40
30
20
10
26
13
13
37
19
18
38
16
22
17
10
7
16
5
11
10
02
03
04
05
06
06 Goal
07 Goal
'06 Goal
'07 Goal
POTW
NPDES

CLASS 1 & 2 SPILLS


25
20
15
10
5
11
8
3
19
15
4
24
18
6
20
15
5
16
14
2
8
02
03
04
05
06
06 Goal
07 Goal
'06 Goal
'07 Goal
Class 2
Class 1

OSHA RECORDABLE RATES


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.77
2.91
0.61
1.42
1.91
0.63
1.70
1.11
3.17
1.28
0.41
1.54
0.83
1.54
1.07
1.18
0.65
04
05
06
06 Goal
07 Goal
Refining & Supply
Chemicals
Total
Marketing
Coke

SAFETY SUMMARY

For the second year in a row, Sunoco achieved best ever safety performance with a company OSHA recordable injury rate of 1.07. Every business unit experienced improved OSHA recordable injury rates – *Refining & Supply* (34.9%), *Chemicals* (25.2%), Retail Marketing (9.4%), and Sun Coke (51.4%). All five refineries and three chemical plants had lower OSHA recordable injury rates in 2006 than in 2005. Of Sunoco's twelve major facilities, seven completed the year with an OSHA recordable incident rate of 0.5 or below. The overall company contractor *rate improved 36.6%, with improved contractor* safety performance in Chemicals (18.3%) and Sun Coke (0.00 vs. 5.05). Refining & Supply's contractor rate was 0.54 compared with 0.49 in 2005 (10.2% increase).

FIRE LOSSES

The number of major fires (property damage of $250,000 or more) decreased for the second consecutive year. Both the Philadelphia Refinery and Toledo Refinery experienced one major fire each. There was one injury associated with the fire at the Philadelphia Refinery and the costs for repairing the damaged equipment from the two fires totaled approximately $1.2 million.

EMPLOYEE SAFETY/HEALTH

ENVIRONMENTAL EXPENDITURES*
($ in millions)

	Capital Expenditures	Expense Spending
2002	47	196
2003	114	171
2004	258	173
2005	498	242
2006	282	308
2007**	257	
2008**	308	

* *Bayport included starting in 2003* and Eagle Point included beginning in 2004.

** Estimated data

Sunoco has a financial management system for compiling, analyzing and reporting both on capital and expense environmental expenditures. Costs are reported at the facility, business unit and corporate levels. Actual and expected *environmental expenditures are reviewed* by the Board of Directors and disclosed in various external reports. Spending varies each year depending upon what projects and/or phase of projects are being done.

EMPLOYEE SAFETY/HEALTH

With the sustained improvement of the past *three years, our challenge is to maintain this* excellent performance. Numerous large capital projects are scheduled for many of our facilities, including some locations where there could be over 1,000 contractors onsite on any given day. It will be imperative that safety awareness be maintained at the highest possible level.

CHEMICALS JOINT SAFETY COMMITTEE

The Chemicals business unit's Joint Safety Committee (JSC) is a cross-functional team composed of salaried and hourly employees from each plant. Members of the JSC made presentations at two OSHA Voluntary Protection Program (VPP) regional conferences during 2006. Over 150 professionals from various companies and industries listened to the members describe how the JSC drives best practices across multiple sites, and empowers employees to share experiences and ideas on a continual basis. The attendees were particularly interested in level of management commitment and the successful union/non-union employees partnership.

The JSC holds three meetings each year with additional teleconferences as needed. The meeting agendas include performance status reports, updates on initiatives and achievements, status of key action items, identification of new key take-aways, and *interactive breakout sessions.*

SAFETY WITH TECHNOLOGY

Everyday life, including the work environment, involves use of some of the latest technology available – cell phones, Blackberries, Palm Pilots, etc. With these new technologies come safety considerations. During 2006, Sunoco addressed these concerns with a company-wide policy that prohibits the use of wireless devices – both personal and company-issued – to conduct company-related business activities while driving. In addition, company-issued devices may not be used while driving on personal business.

NER HES SUPERVISORS CERTIFICATION UPDATE

Since January 2006, 74 classes of the Northeast Refining (NER) HES Supervisors Certification Program were conducted on six different HES related modules. Approximately 350 supervisors, foreman, superintendents and contract administrators attended the training, which is led by HES professionals. The program provides the supervisors with hands-on experience with key health, safety, and environmental procedures and industry best practices. Through small group exercises, they get to deal with real-life questions *and situations.*



Virginia Governor Tim Kaine presented the Winning Trophy to Jewell's "A" Mine Rescue Team at the Governor's Cup Mine Rescue Contest held on May 26th, 2006. This training event, combined with other training exercises, hones the skills needed to perform under actual emergency conditions. In January 2006, the Jewell A and B teams put these skills to work when they were called upon to assist in an actual rescue and fire fighting effort at a third-party mine in Logan County, Virginia.

OPERATING DISCIPLINE

The Chemicals business unit uses a program, known as Operating Discipline (OD) to prevent process and mechanical problems that can compromise safety and slow production. A key part of their focus on *Operations Excellence, OD is based on* following established procedures, noticing subtle changes in equipment, and diagnosing root causes of anomalies. Some examples of OD at work are:

- An operator at the Epsilon Plant prevented excessive use of carbon monoxide (CO) compressed gas cylinders through root cause *analysis of daily inspection observations.*
- A Neal Plant operator perceived a subtle change in the sound of a pump. Vibration analysis determined the bearing was starting to fail and the pump was repaired before damage could occur to the pump and/or the environment.
- A La Porte Plant operator determined that the root cause of a bearing failure was low oil levels due to a sight glass becoming opaque. This information was shared with other plants thereby preventing other pump failures from occurring.

ENERGY USE/CLIMATE CHANGE

NET ENERGY CONSUMED
(Billions BTUs)

Base Year 1990 = 178,100

	02	03	04	05	06
Company Total	157,057	151,463	155,699	157,315	156,850

— Base Year 1990
— Company Total

PANDEMIC TASK FORCE

In 2006, Sunoco formed a Pandemic/Flu Task Force to monitor information from various government and media outlets and prepare the company should a pandemic become imminent. The task force role is to:

- Provide education to assist employees in protecting their families and themselves from a pandemic flu;
- Guide the business units in developing plans to ensure continuity of critical business operations if faced with high absenteeism; and
- Assist with Sunoco's response should a pandemic occur.

The task force also communicates with employees, providing updates as warranted.

PROCESS SAFETY MANAGEMENT

Sunoco Process Safety Management (PSM) personnel perform many activities, such as conducting process hazards analysis (PHAs), running dispersion models and maintaining process safety information. A company-wide PSM Forum provides direction to facility process safety coordinators and other personnel, addresses emerging issues and drives consistency for applying process safety management across the facilities. The forum consists of PSM representatives from each business unit, as applicable, and the Corporate Process Safety Group.

The PSM Forum also launched an initiative to make Management of Change (MOC) best practices available to all locations. Additionally, three refineries began using a web-based MOC program and the other two refineries will move to the new program in 2007.

During 2005, each facility conducted a review of the location of modular trailers and other portable buildings in light of a fatal incident at a non-Sunoco refinery in Texas. Trailers, portable buildings, and personnel were relocated as appropriate. In 2006, a company-wide standard was issued setting minimum criteria for the siting of trailers and portable buildings. The facility siting standards and efforts are consistent with the American Petroleum Institute (API) initiatives for portable and permanent buildings.

Energy is a significant focus area as it is a primary business cost and directly related to our greenhouse gas emissions profile. Several energy management programs are underway and implementation of improvements will be key, particularly as we endeavor to offset the energy consumption and GHG emissions increases from operation of new process units to meet low sulfur gasoline and diesel requirements, implement the EPA settlement agreement projects, and satisfy increased gasoline demand.

ENERGY

Net energy use was essentially the same in 2006 (0.3% decrease) as in 2005, but was 11.9% lower than the 1990 base year. The energy savings in 2006 versus the 1990 baseline, using 2006 values, equates to a savings of approximately $216 million. Refinery energy usage on an aggregate basis increased slightly (0.5%) compared to 2005 and increased by 4.8% on a normalized basis. The chemical plants aggregate energy usage decreased 7.7% compared with 2005, and decreased 10.1% on a normalized basis.

Examples of initiatives in 2006 are:

- Refining & Supply established an Energy Management System (EMS) during 2006 to ensure energy conservation gains are sustained. The EMS programs have the potential to improve energy efficiency almost 8% over 10 years. However, the energy-intensive nature of process units necessary to meet fuel specification changes and environmental emissions reductions over the next several years may offset some of these energy reductions.
- The Eagle Point Refinery conducted an intensive, eight week energy survey that identified opportunities for an estimated savings of 1,900 billion Btus per year.
- The Marcus Hook Refinery implemented a process to reduce flaring at its Ethylene Complex through operational changes and awareness efforts. The result was an annualized reduction of about 99 billion BTUs used, worth an estimated $864,000.
- Sunoco joined ENERGY STAR® in 1998, and reconfirmed our commitment to the program in May of 2006.
- The Frankford Plant began an energy improvement project. An estimated 80,000 MMBTUs were saved in 2006, which equates to a savings of $1.1 million costs.

PRODUCT STEWARDSHIP



GREENHOUSE GASES

Global climate change issues were in the forefront of the news in 2006. Sunoco personnel analyzed these activities and made presentations to Sunoco's Strategic Issues group, Corporate HES committee and the Board of Directors. These presentations focused on path forward while other activities included formation of a steering team to review/enhance Sunoco's greenhouse gas data collection processes to ensure they meet international standards.

Additionally, Sunoco personnel are also participating on an API task force for improving an oil industry greenhouse gas (GHG) reporting tool (SANGEA™) and an API GHG Benchmarking group.

PRODUCT STEWARDSHIP

Key issues in product stewardship include addressing impacts of world-wide regulations (e.g., REACH) and enhancing product stewardship throughout the supply and transportation chain.

EUROPEAN REGULATION OF CHEMICALS

Sunoco is actively addressing a new European law entitled Registration, Evaluation, Authorization and Restriction of CHemicals (REACH). The regulation, which takes effect June 1, 2007, creates one registration system for chemicals for all European Union (EU) member states.

REACH is intended to address inconsistencies in current chemical data and affects all chemicals or products containing chemicals that are manufactured, imported, used as intermediates, or sold in the EU. Sunoco is identifying EU destined products, customers and product applications. Once registration packages are completed, long-range business plans will be developed to address authorization or restriction of Sunoco products in European markets.

PRODUCT MANAGEMENT – TRANSPORTATION

As indicated in our 2005 Annual HES Report, Sunoco has an extensive process for selecting and monitoring the marine vessels that transport crude oil to our refineries. Additionally, waterborne product transportation is achieved through the utilization of a modern, first-class tug barge fleet.

Sunoco engages in a multi-step process to qualify financially secure motor carriers that transport hazardous and non-hazardous materials to and from our facilities. The process is designed to ensure all carriers meet and maintain Sunoco's standards for safety, security, emergency response, insurance, indemnification, and business process requirements. Sunoco's Chemicals Transportation group uses the Carrier Management System (CMS), a comprehensive database program to manage the information required for over 450 approved carriers. Each carrier must have an approved Facilities Access Agreement, Transportation Service Agreement, and a Safety Assessment. Since all Sunoco major facilities have access to the CMS database and its real-time data, the facilities can monitor that each and every shipment is being handled by a Sunoco-approved carrier.

CONTRACT SERVICE PROVIDERS (CSP)

Third-party companies including storage terminals, distributors, pipelines, etc. located throughout the United States are a part of Sunoco's supply chain. Over the past few years, Sunoco has been performing on-site assessments at these facilities to review the facility and its work practices to assess HES capabilities and control systems.

In 2006, Sunoco greatly expanded the number of facilities visited to establish baselines. Following the on-site assessment each facility received a summary sheet and score. Two facilities received a "provisional" score and were provided with enhancement suggestions and will be monitored. No locations received an "Unacceptable" score, but should that occur, such a location would be removed from use by Sunoco. Facilities will be scheduled for future reviews on a timeframe based on their score.

SUNOCO PERSONNEL PERFORMED THE FOLLOWING ONSITE ASSESSMENTS IN 2006

Carriers	45
Terminals	76*
DOT facilities	6
Rail Repair/Cleaning facilities	6
Process Oil Distributors	5

* Thirteen other terminals completed self-assessments that are reviewed by Sunoco personnel.

COMMUNITY ENGAGEMENT

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STAKES

nty Choppers (OCC)
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Junction Gang Camp
for seriously ill children. The camp, founded by NASCAR driver Kyle Petty and his wife Pattie to honor their late son Adam, operates solely on the donations of corporations, organizations and individuals.

HELPING WITH EDUCATION

In 2004, Sunoco made a major commitment to the Philadelphia community by founding the Academy of Process Technology (APT), in partnership with the School District of Philadelphia and the Philadelphia Academies. Over 100 Academy students are educated about the process technology industry, while interacting with Sunoco professionals both in the classroom and at Sunoco refineries and chemical plants.

June 2007 will mark APT's first graduating class. The graduates will be eligible to apply for potential employment opportunities with partners like Sunoco, Philadelphia Water Department, and Rohm & Haas. Sunoco will also present three students with scholarships for local community colleges.

COMMUNITY ADVISORY PANELS

All Sunoco manufacturing facilities participate in community advisory panels, community advisory councils, or similarly named groups. During 2006, the Marcus Hook Environmental Advisory Council and the South/Southwest Philadelphia Community Advisory Panel celebrated anniversaries of 15 and 10 years, respectively. Additional information regarding Sunoco's involvement with the community groups can be found on our web site.

MAKING WISHES COME TRUE

Two employees at Indiana Harbor Coke Company are volunteer "Wish Granters" for the Make a Wish Foundation of Indiana. During 2006, they were involved in making seven children's wish come true. Eight other children will have their wishes granted in 2007. The most popular wish in 2006 was a trip to Disney World in Orlando, Florida. Other wishes included swimming with the dolphins in Florida and shopping sprees at local malls. These volunteers spent over 200 hours making sure that each child's wish was a successful, fun filled and memorable event.

CELEBRATING MLK DAY

Sunoco employees participated in various events for Martin Luther King Day. Tulsa employees participated in the local parade, taking third place in the float competition. Philadelphia area employees spent a "Day of Service" helping at Fels High School, where children and adults painted murals in the hallways and on lockers, and helped reorganize the school library. Many made it a family affair, bringing children, siblings and friends to the event. Other employees donated healthcare and toiletry items to benefit the homeless.



COMMUNITY ENGAGEMENT CONTINUED

SUNOCO CONTINUES A PROUD TRADITION OF HELPING IMPROVE THE QUALITY OF LIFE IN THE DIVERSE COMMUNITIES WHERE WE WORK AND LIVE THROUGH SUPPORT OF ARTS AND CULTURAL, CIVIC, EDUCATIONAL, HEALTH AND HUMAN SERVICE ORGANIZATIONS.

TEACHING ENVIRONMENTAL RESPONSIBILITY

Twenty-eight freshmen students studying environmental science at the College of New Jersey visited the Eagle Point Refinery to learn about environmental responsibility. The students were provided an opportunity to see and discuss how industry can successfully work within environmental regulations to ensure that the ecosystem is not adversely affected.

SPONSORING RESPITE SERVICES

The Sunoco Haverhill Chemical Plant made a donation to the Community Partners of the Shawnee Mental Health Center, Inc. to help them fund respite services for children and youth with serious emotional issues. The respite services entail short-term, temporary care so that their families can take a break from the daily routine of care giving. The donation funded museum trips, bowling, roller skating, and the purchase of fun and educational games.

EMERGENCY PREPAREDNESS

Sunoco personnel keep local emergency response organizations informed about potential risks through periodic meetings, Local Emergency Planning Committee involvement, and other outreach programs. Additionally, each year Sunoco's refineries, chemical plants and various other locations initiate, coordinate and participate in both internal and external emergency response drills and activities. Examples are:

- Training City of Tulsa Fire Department personnel on flammable/combustible liquids at the Tulsa Refinery;
- Learning high-level angle rescues by members of the Toledo Refinery Emergency Response Team;
- Participating in monthly training, as do the over 100 members of the Northeast Refining Emergency Response Team.
- Providing facility tours for local fire departments;
- Attending fire training courses at Texas A&M University and the Delaware Fire School; and
- Belonging to mutual aid associations such as the Northwest Ohio Michigan Mutual Aid District near Toledo, Ohio, and the Channel Industries Mutual Aid (CIMA) near Houston, Texas.

PROVIDING SUPPORT

Being a strong service provider and matching a community need with Sunoco's financial and human resources is pivotal to our philanthropic program.

The Sunoco Foundation pledged a $1 million gift to the Free Library of Philadelphia Foundation to support the Sunoco Internet Center in the New Central Library. The Sunoco Foundation also committed $200,000 to the Chemical Heritage Foundation to provide studies on environmental risk.

For the second year, Sunoco donated $1.1 million in home heating oil for energy assistance to residents of Delaware Valley who qualify for the Federal Low Income Home Energy Assistance Program (LIHEAP).

A partnership formed by The Sunoco Foundation with the Congreso de Latinos Unidos will help Congreso in its mission to strengthen Philadelphia's Latino community in education, leadership and workforce development.

In 2006, Sunoco supported organizations such as The Academy of Natural Sciences' Women in Natural Science Program, and the Philadelphia School District's West Philadelphia Automotive Academy Internship Program.

Sunoco supported a variety of community programs and efforts during 2006, some of which are mentioned below.

BAYPORT/LA PORTE (TEXAS) AREA
- Pasadena Independent School District Robotics, La Porte Education Foundation, Texas Scholars, Partners in Education and City of La Porte E-merge System (community emergency communication system).

EAST CHICAGO (INDIANA) AREA
- America's Second Harvest, Haven House, Habitat for Humanity, Salvation Army, Sickle Cell Foundation, St. Joseph's Home for Boys and the Make-A-Wish Foundation.

HAVERHILL (OHIO) AND NEAL (WEST VIRGINIA) AREA
- Shawnee State University, Appalachian Regional Theater, Habitat for Humanity, Huntington Museum of Art and Our Lady of Bellefonte Hospital (Horizon of Hope Program).

KNOXVILLE (TENNESSEE) AREA
- American Red Cross, Kids on the Block of Knoxville, Habitat for Humanity, Pellissippi State College, Second Harvest Food Bank and the United Way of Greater Knoxville.

TOLEDO (OHIO) AREA
- Toledo Museum of Art, Urban League of Greater Toledo, East Toledo Family Center, The Toledo Symphony, Duck and Otter Creek Partnership, and the YMCA Scholarship Fund.

TULSA (OKLAHOMA) AREA
- Day Center for the Homeless, Tulsa Speech & Hearing Association, Tulsa Metropolitan Environmental Trust, Tulsa Boys Home, Junior Achievement of Greater Tulsa, Youth Services of Tulsa and the Oklahoma Fit Kids Coalition.

VANSANT (VIRGINIA) AREA
- Buchanan County YMCA, Community Arts Council, Grundy Volunteer Fire Department, Richlands Recreational Center, Mountain Mission School and the Southwest Virginia Community College.

Sunoco employees share their time and talents with numerous community and professional organizations such as National Asian Pacific American Bar Association, PathwaysPa Inc., Boys & Girls Club of Philadelphia, the American Association of Blacks in Energy, and the United Negro College Fund.

The company also continues to provide financial assistance to community organizations that help women and minorities and is a member of local chapters of groups such as the National Minority Supplier Development Council, Congreso de Latinos Unidos and the Women's Business Enterprise Council.

UNITED WAY

Sunoco continued to provide significant support to the United Way as contributions from employees, retirees and the company to the United Way and affiliated agencies in 2006 totaled over $3.0 million. Sunoco employees also assisted as volunteers in various United Way-sponsored activities and events.

RESEARCH SPONSORSHIP

Sunoco sponsors scientific and policy research organizations, including:
- Johns Hopkins Center for Alternatives to Animal Testing (CAAT)
- MIT Symposium on Vehicles, Traffic, and Transportation
- Philadelphia Academy of Natural Sciences
- Tyler Arboretum
- University of Pennsylvania's Wharton Risk Management and Decision Processes
- Wildlife Habitat Council



Tulsa Refinery personnel spent a "Day of Caring" building a shade arbor and picnic tables for the Salvation Army Boys & Girls Club of Broken Arrow, OK.



WORKFORCE PREPAREDNESS



Northeast Refining ERT members practice many different skills, including confined space rescue techniques, every year.

Qualified, committed employees are critical to Sunoco's success today and in the future. Sunoco has instituted several important programs to attract qualified job applicants and help them to be successful in their career with the company. The Employee Performance Management Program forms the basis for all of the company's employee development activities by ensuring that each employee and his/her manager has a clear understanding of what is expected and that the employee receives regular performance feedback. In addition, the OEMS Plan-Do-Check-Act process requires that training be provided as necessary to ensure the success of HES and operations integrity initiatives. Finally, the Talent Management Program helps the company identify the next generation of leaders.

An example of workforce preparedness is the supervisor training at the Northeast refineries. About 350 NER supervisors, superintendents, and contract administrators went through the 2006 HES Supervisors Certification Program.

The training is taught by the NER HES professionals, who seek new and innovative ways to make the training relevant to everyday work situations. Hands-on activities and small group exercises enable supervisors to apply what they learned and raise critical questions that affect their everyday work practices.

Diversity and inclusion programs are integral to Sunoco's hiring, retention and employee development efforts. An important focus is ensuring that we can maintain a skilled, fully staffed workforce over the next ten years as a large portion of our employees becomes eligible for retirement.

Sunoco is committed to achieving greater diversity by expanding our recruiter base and by selecting diverse web sites and job boards on which to post open positions. The company partners with urban organizations to open doors for students who may be interested in careers such as engineering or plant operations.

Sunoco annually reviews its diversity program to determine progress in hiring, retaining and developing a diverse employee population. New employees learn of the company's diversity efforts at their initial orientation. Managers and employees utilize an online toolkit featuring Diversity Discussion Starters to address a wide range of diversity topics.

In addition to the Academy of Process Technology and on-going efforts such as the INROADS internship program, Sunoco also is working to increase the pool of qualified candidates by providing today's youth with both educational and workplace experience as they prepare for the working world.

SECURITY/BUSINESS CONTINUITY

Security enhancement initiatives continued at Sunoco facilities during 2006. These activities, which are directed at protecting employees, facilities and neighboring communities, included:

- Auditing Security Preparedness Plans at four refineries and three chemical plants as required annually by U.S. Coast Guard regulations.
- Preparing to meet implementation deadlines for new federal legislation including:
  - Department of Homeland Security Appropriations Act of 2007 requiring vulnerability assessments and site security plans; and
  - Surface Transportation and Rail Act of 2007 affecting railcar and motor carrier security.
- Continuing activities as required by the ACC's Responsible Care® Security Code.

SECURITY PREPAREDNESS DRILL

In May 2006, the Haverhill Plant held a major security preparedness exercise involving local emergency officials, the FBI, U.S. Coast Guard, the plant emergency response team, and other agencies. The scenario involved simulation of a tanker truck being high-jacked at a highway intersection and then forcibly crashed through the gates to the barge dock, where it was planted with explosives and detonated. Additionally, a barge was "accessed" by terrorists who placed explosives on the barge intending to shut down river traffic.



The 2006 Sunoco HES and Ceres Report was printed on recycled paper and for the second year utilized paper made with emission-free wind-generated electricity. Sunoco was recognized for using wind power generated paper for its 2005 report and in November 2005, received the Windpower Partnership Award from Mohawk Paper Mills, Inc.

The 2006 report used 1,437 pounds of 100% post-consumer recycled paper.

The savings below are achieved when post-consumer recycled fiber is used in place of virgin fiber:

- 13.8 trees preserved for the future
- 39.83 lbs waterborne waste not created
- 5,860 gallons wastewater flow saved
- 648 lbs solid waste not generated
- 1,277 lbs net greenhouse gases prevented
- 9,771,600 BTUs energy not consumed

Savings from the use of emission-free wind-generated electricity:

- 663 lbs air emissions not generated
- Displaces this amount of fossil fuel:
- 1,578 cubic feet natural gas unused

In other words, the savings from the use of wind-generated electricity are equivalent to:

- not driving 719 miles, or
- planting 45 trees

Note: Calculations based on Mohawk Environmental Calculator.

This report was prepared using the Global Reporting Initiative's (GRI) Version 3 (G3) Sustainability Reporting Guidelines as a basis. For more about Ceres and GRI, please contact them at:

CERES
99 Chauncy Street, Sixth Floor
Boston, MA 02111
617-247-0700 (phone)
www.ceres.org

GLOBAL REPORTING INITIATIVE
GRI Secretariat
Keizersgracht 209
P.O. Box 10039
1001 EA Amsterdam
The Netherlands
Tel: +31 (0) 20 531 00 00
Fax: +31 (0) 20 531 00 31
www.globalreporting.org

Further information and detail regarding Sunoco's HES Performance can be found on our web site at www.sunocoinc.com. For additional copies of this summary report, reports from previous years, or to submit comments, please contact us at:

SUNOCO, INC.
HES Reporting
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

Phone: (215) 977-3101
Fax: (215) 246-8001
Email: hesreporting@sunocoinc.com

To Convert	Multiply By	To Obtain
Barrels	42	Gallons
Barrels	159	Liters
BTUs	1,055	Joules
Gallons	3.785	Liters
Megawatt-Hrs	1,000	Kilowatt-Hours
Megawatt-Hrs	3,413,000	BTUs
Pounds	0.4536	Kilograms
Tons	2,000	Pounds
Tons	907.2	Kilograms
Tons	0.9072	Metric Tons

SUNOCO, INC.
HES Reporting
1735 Market Street
Suite LL
Philadelphia, PA 19103-7583


SUNOCO


Ceres

EXHIBIT C
to
SUNOCO, INC.
Correspondence to:
John C. Harrington

(Dec. 13, 2007)

Board of Directors



ROBERT J. DARNALL — Director since 2000
Age 69

Mr. Darnall is the former Chairman of the Board of Prime Advantage Corp. (an internet provider of strategic sourcing services and logistics management to industrial manufacturers), a position he held from February 2000 to January 2002, and its former Interim Chief Executive Officer, a position he held from February 2000 to March 2001. He retired as President and Chief Executive Officer of Ispat North America, Inc. (a carbon steel manufacturer) in January 2000, a position he had held since November 1998. He was Chairman, President and Chief Executive Officer of Inland Steel Industries, Inc. (a carbon steel manufacturer and processor/distributor of industrial materials) from September 1992 to October 1998. Mr. Darnall is also a director of Cummins, Inc.; HSBC North America Holdings, Inc.; Pactiv Corporation; and United States Steel Corporation.



JOHN G. DROSDICK — Director since 1996
Age 63

Mr. Drosdick is Chairman, Chief Executive Officer and President of Sunoco, Inc. and Chairman of the Board of Directors of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P. Mr. Drosdick was elected Chairman and Chief Executive Officer of Sunoco, Inc. in May 2000 and Chairman of the Board of Sunoco Partners LLC in October 2001. Mr. Drosdick has been a director and President of Sunoco, Inc. since December 1996. He was also Chief Operating Officer of Sunoco, Inc. from December 1996 to May 2000. He is also a director of H.J. Heinz Corporation and United States Steel Corporation.

Nominees for the Board of Directors



URSULA O. FAIRBAIRN Director since 2001
Age 64

Ms. Fairbairn is President and Chief Executive Officer of Fairbairn Group LLC (a human resources and executive management consulting company), a position she has held since April 2005. She served as Executive Vice President, Human Resources & Quality, American Express Co. (a diversified global travel and financial services company), from December 1996 until her retirement in March 2005. She is also a director of Air Products and Chemicals, Inc.; Centex Corporation; Circuit City Stores, Inc.; and VF Corporation.



THOMAS P. GERRITY Director since 1990
Age 65

Dr. Gerrity is a Professor of Management at The Wharton School (the business school) of the University of Pennsylvania, a position he has held since 1990. He also served as Dean of The Wharton School from July 1990 through June 1999. He is also a director of CVS Corporation; Hercules Incorporated; and Internet Capital Group, Inc. Until December 31, 2006, Dr. Gerrity was a member of the board of directors of Federal National Mortgage Association ("Fannie Mae") and served as the chair of Fannie Mae's audit committee from January 1999 until May 2006, when he stepped down from the committee. Fannie Mae restated its audited financial statements for certain periods during which Dr. Gerrity was chair of the audit committee. For additional information, see Fannie Mae's reports filed with the SEC.



ROSEMARIE B. GRECO Director since 1998
Age 60

Ms. Greco is Director, Governor's Office of Health Care Reform for the Commonwealth of Pennsylvania, a position she has held since January 2003. She was founding Principal of GRECOventures Ltd. (a business investment and consulting partnership), a position she held from January 1999 until January 2003. Ms. Greco was Co-Chair of the Private Industry Council of Philadelphia (a private non-profit organization that is a resource for workforce development and job training) from August 1998 to December 1998, and Interim President and Chief Executive Officer of the Council from April 1998 to August 1998. From January 1998 until April 1998, she did consulting work. Ms. Greco was President of CoreStates Financial Corp. (parent company of CoreStates Bank) from May 1996 until August 1997, and President and Chief Executive Officer of CoreStates Bank (a financial institution) from August 1994 until August 1997. She was a bank director from April 1992 to August 1997. Ms. Greco is also a director of Exelon Corp. and Pennsylvania Real Estate Investment Trust; and is a trustee of the SEI I Mutual Funds of SEI Investments.

Nominees for the Board of Directors



JOHN P. JONES, III — Director since 2006
Age 56

Mr. Jones is Chairman, Chief Executive Officer and a director of Air Products and Chemicals, Inc. (an industrial gas and related industrial process equipment business), a position he has held since October 2006. Mr. Jones served as Chairman, President, and Chief Executive Officer from December 2000 through September 2006. Mr. Jones is also a director of Automatic Data Processing, Inc.



JAMES G. KAISER — Director since 1993
Age 64

Mr. Kaiser is Chairman, Chief Executive Officer and a director of Avenir Partners, Inc. (an automobile business), a position that he has held since December 1998, and President and a director of Kaiser Services, LLC (a business development company), a position that he has held since December 1998. Mr. Kaiser was engaged in developing businesses from January 1996 until December 1998. He retired as President, Chief Executive Officer and director of Quanterra Incorporated in January 1996, positions he had held since June 1994. Quanterra succeeded to businesses of the environmental analytical services division of International Technology Corporation and Enseco (a unit of Corning Incorporated) for which Mr. Kaiser had been President and Chief Executive Officer since June 1992. Mr. Kaiser is also a director of MeadWestvaco Corporation.



R. ANDERSON PEW — Director since 1978
Age 70

Mr. Pew retired from Sunoco in May 1996 as Chief Executive Officer of Radnor Corporation (a real estate subsidiary of Sunoco), a position he had held since March 1995, and as President of Helios Capital Corporation (a leasing subsidiary of Sunoco), a position he had held since September 1977. Mr. Pew is a director of The Glenmede Corporation (a Pennsylvania holding company) and its wholly owned subsidiary, The Glenmede Trust Company, N.A. (a provider of investment, trust and wealth management services).

Nominees for the Board of Directors



G. JACKSON RATCLIFFE Director since 1998
Age 70

Mr. Ratcliffe is retired Chairman of the Board of Hubbell Incorporated (an international manufacturer of electrical and electronic products), a position he held from 1987 until September 2004, having been first elected to its Board as a director in 1980. He also served as its President and Chief Executive Officer from January 1988 until his retirement in July 2001. Mr. Ratcliffe is also a director of Hubbell, Incorporated and Praxair, Inc.



JOHN W. ROWE Director since 2003
Age 61

Mr. Rowe has been Chairman, President and CEO of Exelon Corporation (an electric utility company) since November 2004. He has been Chairman and CEO since April 2002, serving as President and Co-CEO from October 2000 through April 2002. He was Chairman, CEO and President of Unicom Corporation and Commonwealth Edison (electric utility companies) from March 1998 until October 2000, prior to the merger of Unicom and PECO Energy. Mr. Rowe is also a director of Northern Trust Corporation.



JOHN K. WULFF Director since 2004
Age 58

Mr. Wulff is Non-Executive Chairman of the Board of Hercules Incorporated (a manufacturer and supplier of specialty chemical products), a position he has held since December 2003. Mr. Wulff was first elected as a director of Hercules in July 2003 and served as Interim Chairman from October 2003 to December 2003. Mr. Wulff served as a Member of the Financial Accounting Standards Board (the private-sector organization responsible for establishing standards of financial accounting and reporting in the United States) from July 2001 until June 2003. From January 1996 until March 2001, Mr. Wulff was Chief Financial Officer of Union Carbide Corporation (a manufacturer of chemicals, plastics, industrial gases and carbon/graphite). During his fourteen years with Union Carbide, Mr. Wulff also served as Vice President and Principal Accounting Officer from January 1989 to December 1995, and Controller from July 1987 to January 1989. From April 1977 until June 1987, Mr. Wulff was an audit partner with KPMG and predecessor firms (accounting and consulting firms). Mr. Wulff is also a director of Celanese Corporation; Fannie Mae; and Moody's Corporation.

EXHIBIT D
to
SUNOCO, INC.
Correspondence to:
John C. Harrington

(Dec. 13, 2007)

SUNOCO, INC.
Audit Committee Charter

I. Organization

The Committee shall consist of at least three Directors, including a Chairperson, each of whom shall:

A. meet the applicable independence and experience requirements of the New York Stock Exchange, the federal securities laws, the rules and regulations of the Securities and Exchange Commission ("SEC"), and the Company's Categorical Standards of Independence as set forth in the Company's Corporate Governance Guidelines.

B. be financially literate (or become financially literate within a reasonable period of time after his/her appointment to the Committee); and

C. as a general rule, not simultaneously serve on the audit committees of more than two other public companies.

At least one member of the Committee will have accounting or related financial management expertise, as the Board of Directors interprets such qualification in its business judgment.

The Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee also shall meet periodically with management, with the General Auditor, with the General Counsel, and with the independent auditor, in separate executive sessions. The Committee shall make regular reports to the Board on the Committee's activities.

II. Purpose

The Committee shall:

A. assist the Board of Directors in its oversight of:

- the integrity of the Company's financial statements, and disclosure and other internal control processes;
- the Company's compliance with ethics and compliance policies, and legal and regulatory requirements;
- the independent auditor's performance, qualifications and independence; and
- the performance of the internal audit function and independent auditors

B. prepare the report of the Committee required to be included in the Company's annual proxy statement;

C. select, retain, compensate, oversee and evaluate the independent auditor;

D. select and evaluate the General Auditor; and

E. provide oversight on the Company's guidelines and policies with respect to business risk management and any other matters as the Board or the Committee deems appropriate.

III. Responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that the Company's financial statements are complete, accurate, and in accordance with accounting principles generally accepted in the United States, or to plan or conduct audits. These are the responsibilities of management or the independent auditor.

The Committee may amend this Charter from time to time as it deems appropriate.

A. Relationship with Independent Auditor

1. Selection and Oversight of Independent Auditor

The Committee shall have the sole authority and direct responsibility to appoint, retain, compensate, terminate and oversee the work of the Company's independent auditor. The independent auditor shall report directly to the Committee. The Committee shall resolve disagreements between management and the independent auditor regarding financial reporting, and communicate to the independent auditor that he/she is ultimately accountable to the Committee. The Company shall provide appropriate funding, as determined by the Committee, to compensate the independent auditor.

The Committee shall:

(a) ensure the rotation of the partners of the independent auditor involved in the audit, as required by law and regulation;

(b) set clear hiring policies for employees or former employees of the independent auditor, in compliance with SEC regulations and stock exchange listing standards;

(c) meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit; and

(d) pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable de minimis exceptions for non-audit services. The Committee may delegate this authority to a subcommittee of one or more Committee members; provided, however, that such subcommittee decisions subsequently are presented to the full Committee in a timely manner, but in no event later than the next Committee meeting.

2. Assessment of Independence and Qualifications of Independent Auditor

(a) At least annually, the Committee shall obtain and review a formal written report by the independent auditor describing:

(i) the auditing firm's internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

(iii) all relationships between the independent auditor and the Company (in order to assess independence). The Committee will engage in an active dialogue with the independent auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the independent auditor, and take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

(b) Based on a review of the report referred to in Section III(A)(2)(a) above and such other information as the Committee shall consider to be necessary or appropriate, and taking into account the opinions of management and the General Auditor, the Committee shall review and evaluate the performance and qualifications of the independent auditor and lead audit partner of the independent auditor team.

(c) The Committee shall present its conclusions regarding the independent auditor to the Board of Directors.

B. Election of General Auditor

The Committee annually shall select and evaluate, and recommend to the Board of Directors, the election of the General Auditor and discuss the responsibilities, budget, goal-setting and staffing for the internal audit department, and the annual audit plan of the General Auditor. The General Auditor shall report functionally directly to the Audit Committee, and the Committee shall participate in the annual appraisal of the General Auditor's performance. The Committee shall have direct lines of communication between itself and the General Auditor and, with regard to litigation and legal and regulatory compliance, the General Counsel.

C. Oversight of Financial Disclosure and Internal Controls

1. The Committee shall meet to review and discuss with management, the General Auditor and the independent auditor, as appropriate:

(a) the Company's annual audited financial statements and quarterly unaudited financial statements, as well as review the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", the results of each quarterly review and annual audit by the independent auditor, and other matters required to be discussed with the independent auditor by applicable laws, regulations and auditing standards, including the quality, not just the acceptability, of the accounting principles and underlying estimates used in the audited financial statements. The Committee also will review and discuss each Form 10-Q and Form 10-K with the Chief Executive Officer, the Chief Financial Officer and the General Counsel, prior to filing. The Committee will report to the Board and shareholders whether it recommends to the Board that the most recent year's audited financial statements be included in the Form 10-K;

(b) any other SEC filings as the Committee deems appropriate, prior to filing;

(c) earnings press releases (including the use of pro forma or adjusted non-GAAP information) prior to release;

(d) financial information and earnings guidance provided to analysts and rating agencies (this discussion may be general, and need not take place prior to each instance in which such information is provided); and

(e) the integrity of the Company's accounting and financial reporting processes (both internal and external), including, but not limited to:

(i) all critical accounting policies and practices (including accounting estimates) to be used by the Company, including all major issues regarding accounting principles and financial statement presentations, and any significant changes in the Company's selection or application of accounting principles;

(ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments (including use of estimates) made in connection with the preparation of the financial statements, including any required analyses of the effects of alternative GAAP methods on the financial statements;

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

(iv) the results of the activities of the General Auditor and the independent auditor, including major conclusions, findings and recommendations and related management responses;

(v) any material written communications between the independent auditor and management, including any management letters or schedules of unadjusted differences;

(vi) matters of audit quality and consistency, including required communications between the audit team and the independent auditor's national office respecting auditing or accounting issues arising during the engagement;

(vii) management's assessments concerning the adequacy and effectiveness of :

(1) disclosure controls and procedures; and

(2) internal controls, as of the end of the most recent fiscal year;

(viii) any disclosures made to the Committee by the Company's Chief Executive Officer and/or Chief Financial Officer regarding:

(1) significant deficiencies in the design or operation of internal controls or any material weaknesses therein; and

(2) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls;

(3) any material violation of (1) any law, rule or regulation (including securities laws) applicable to the Company or the operation of its businesses or (2) the Company's Code of Business Conduct and Ethics; and

(ix) any special audit steps adopted in light of material control deficiencies.

2. The Committee shall review and discuss, with the independent auditor, any audit problems or other difficulties encountered by the independent auditor in the course of the audit process, and management's response, including any:

   (a) restrictions on the scope of the independent auditor's activities or on access to requested information;

   (b) significant disagreements with management (and management's responses to such matters);

   (c) accounting adjustments that were noted or proposed by the independent auditor but were passed (as immaterial or otherwise); and

   (d) management or internal control letter issued, or proposed to be issued, by the independent auditor to the Company.

3. The Committee shall review and discuss:

   (a) material litigation involving the Company;

   (b) legal, tax and other developments of major significance to the Company;

   (c) the Company's guidelines and policies with respect to risk assessment and risk management, including major financial risk exposures and the steps management has taken to monitor and control such exposures.

   (d) major capital project post audit results;

   (e) compliance with the law, ethics and compliance policies and regulatory requirements;

(f) the management control and delegation of authority process; and

(g) such other matters as the Board or the Committee considers appropriate.

IV. Compliance and Investigations

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee shall receive corporate attorneys' reports of evidence of a material violation of any law, rule or regulation (including securities laws or breaches of fiduciary duty) or the Company's Code of Business Conduct and Ethics. In discharging its oversight role, the Committee is empowered to investigate any matter within the scope of its responsibility, with full access to all books, records, facilities and personnel of the Company. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

V. Engagement of Experts and Advisors

The Committee shall engage outside legal, accounting or other advisors, as it determines necessary to carry out its duties, without the need for prior approval by the Board of Directors. The Company shall provide appropriate funding, as determined by the Committee, for payment of applicable fees and expenses of these parties.

VI. Self-Assessment and Evaluation

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

VII. Administrative Expenses

The Company shall provide the appropriate funding, as determined by the Committee, for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

SUNOCO

Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583

December 17, 2007

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sunoco, Inc. - File No. 001-06841

Ladies and Gentlemen:

Enclosed herewith are:

1. six (6) copies (each originally signed) from Sunoco, Inc., setting forth reasons for exclusion of a shareholder proposal from its 2008 annual meeting proxy statement, together with the necessary schedules and exhibits; and

2. six (6) copies of all written correspondence between Sunoco and the proponent, regarding the proposal.

Thank you.

Sincerely,

John J. DiRocco, Jr.
Chief Counsel

Enclosures

Ann C Mule
Chief Governance Officer
Assistant General Counsel
Corporate Secretary

RECEIVED
2007 DEC 18 PM 5:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583
215 977 6430
Fax 215 977 3559
acmule@sunocoinc.com

December 17, 2007

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sunoco, Inc. - File No. 001-06841
Statement of Reasons for Omission of Shareowner
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Sunoco, Inc., a Pennsylvania corporation ("Sunoco"), has received a shareholder proposal (the "Proposal") and supporting statement, attached hereto as Exhibit A, from Global Exchange (the "Proponent"), that the Proponent wishes to have included in Sunoco's proxy statement (the "Proxy Statement") for its 2008 annual meeting of shareholders (the "2008 Annual Meeting"). The Proposal requests that Sunoco amend its bylaws to create a "Board Committee on Sustainability," in order to make policy recommendations regarding Sunoco's ability to respond to environmental and marketplace changes affecting the sustainability of its business. According to the Proposal, issues relating to sustainability would include, without limitation: global climate change, political instability and emerging concerns regarding toxicity of materials, resource shortages and biodiversity loss.

Sunoco recognizes the importance of reviewing and evaluating sustainability in its operations. As set out in greater detail below, Sunoco has robust governance structures in place to address environmental matters and sustainability issues, including the oversight provided by an independent board committee.

Sunoco very much appreciates the general concerns raised by the Proponent, but is of the view that, on the one hand, Sunoco has substantially implemented the proposal (as commonly understood under 14a-8(i)(10) of the Exchange Act) and, on the other hand, the substance of the Proposal is encompassed by Sunoco's ordinary business operations (as commonly understood under Rule 14a-8(i)(7) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")). Accordingly, on behalf of Sunoco, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement pursuant to Rule 14a-8(j) and hereby request that the Staff confirm that it will not recommend enforcement action against Sunoco should Sunoco omit the Proposal from the Proxy Statement.

Sunoco currently expects its 2008 Annual Meeting to take place during the first week in May 2008, and expects to file definitive proxy materials on or about March 10, 2008. Pursuant to Rule 14a-8(j), Sunoco is submitting this letter no later than 80 days before it expects to file its definitive form of proxy with the Commission. Sunoco has notified the Proponent by copy of this letter of its intention to omit the Proposal from the Proxy Statement.

I. Rule 14a-8(i)(10) – The Proposal may be omitted because it has been substantially implemented.

The Proposal calls for the establishment of a Board Committee on Sustainability, for the purpose of reviewing and recommending policy changes concerning Sunoco's ability to adapt to conditions influencing the sustainability of its business, including global climate change, political instability, toxicity of materials, resource shortages and biodiversity loss. The Public Affairs Committee of Sunoco's Board of Directors squarely meets this purpose. Sunoco's Public Affairs Committee is comprised entirely of independent directors and, as described in more detail below, has responsibility for oversight of Sunoco's efforts to perform as a responsible corporate citizen.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (Mar. 28, 1991); see also *Exchange Act Release No.* 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). All that is required is that the company has in place policies and procedures relating to the subject matter of the proposal. Sunoco believes that excellent performance in health, environment and safety ("HES") is essential to achieving operations excellence and superior financial performance and, consequently, enhancing shareholder value. Sunoco has developed robust, long-standing and systematic policies and procedures to effectively address HES matters, including sustainability, at all levels of the enterprise. Therefore, Sunoco believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its Proxy Statement in accordance with Rule 14a-8(i)(10).

Sunoco issued its Principles of Health, Environment and Safety in 1993, when it became the first Fortune 500 company to endorse the principles of the Coalition for Environmentally Responsible Economies ("CERES"), establishing an environmental code of conduct for all Sunoco's facilities and operations. Development of Sunoco's HES philosophy and strategic direction is vested in the Vice President, HES Regulatory Affairs, and the Chief Administrative Officer (the "CAO"). Both these executives have direct access to Sunoco's Chief Executive Officer (the "CEO"). Corporate oversight for Sunoco's HES performance is provided by the Public Affairs Committee of the Board of Directors and by the executive-level Corporate Health, Environment and Safety Committee, which is chaired by the CAO. HES performance programs are fostered under the guidance of the Director, HES Performance.

Senior managers meet regularly with their respective business unit Senior Vice Presidents to discuss critical HES issues, including matters affecting sustainability, such as process safety management, emerging concerns regarding toxicity of materials, resource shortages, *etc.* Sunoco's business unit leaders also participate in monthly executive-level Corporate HES Committee meetings and provide the Committee with quarterly HES performance reports. In addition, Sunoco's annual cash incentive compensation program (the "Success Sharing Program") was revised in 2001 to require that certain HES performance targets be met. The program, in which both executives and non-executives participate, establishes HES targets each year at the company, business unit and facility/entity levels. Actual performance against these pre-established HES targets is reviewed by the Compensation Committee of Sunoco's Board of Directors. Sunoco's HES performance is the shared responsibility of all Sunoco employees, and "Commitment to Health, Environment, and Safety" is one of the core competencies on which <u>all</u> employees are evaluated.

Sunoco's Product Stewardship Program works to ensure that its products are manufactured and designed to be safe and reliable for customers in their intended applications. Included in this focus are the marketing, sale, transportation, handling, storage, use, re-use, and disposal of raw materials, manufactured and purchased products, process streams and waste materials. Sunoco's HES Best Practice on Pollution Prevention/Waste Minimization requires its manufacturing facilities to reduce emissions and waste, facilitate the use of recycling, eliminate the use of certain chemicals, and promote the purchase of products made with recycled materials. Additionally, Sunoco emphasizes utilizing surplus material and equipment by: (1) maintaining programs at each facility where engineering groups routinely review the surplus material and equipment inventories before placing any requisitions for new purchases for capital projects; and (2) donating equipment that is being replaced or no longer needed to local schools, community groups, small companies and volunteer fire departments, rather than scrapping it.

The Pubic Affairs Committee is not limited to compliance activities, but also reviews and addresses corporate policy and activities above and beyond matters of legal compliance. During the last three years the committee has focused increasingly on matters of strategic interest including, but not limited to, environmental risk, process safety management and global climate change. Sunoco's Public Affairs Committee has developed a process, employing a comprehensive matrix of key strategic issues, to ensure that areas of interest and risk are addressed. The Committee utilizes a flexible approach that responds to changing conditions by varying agenda items, as their importance and/or risk warrants, within the areas for which the Committee is responsible, including sustainability issues, such as product stewardship and renewable fuels. During the last fifteen months, Sunoco's Public Affairs Committee received two reports on global climate change. Matters of strategic importance are elevated to review and discussion by the full Board.

The substance of the Public Affairs Committee's charter (attached hereto as <u>Exhibit B</u>), and the fact that the Public Affairs Committee is comprised of independent directors, make clear that any separate independent "Board Committee on Sustainability" would be redundant to Sunoco's existing governance structure and policies. Furthermore, the Proposal is of the type that the Staff has determined in the past to be excludable on the basis of having substantially implemented. <u>See</u>, <u>e.g</u>., *The Talbots, Inc.* (Apr. 5, 2002) (proposal found to have been substantially implemented, where proponent requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization, but company previously had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, had regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program); *The Gap, Inc.* (Mar.16, 2001) (proposal found to have been substantially implemented, where proponent requested company's board to provide report to shareholders on child labor practices of suppliers, but company previously had (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders); and *Kmart Corp.* (Feb. 23, 2000) (proposal was excludable as being substantially implemented, where proponent sought board report on company's vendor standards and vendor compliance program, and company previously had established its own Vendor Workplace Code of Conduct and monitoring program).

The "substantially implemented" standard of Rule 14a-8(i)(10) reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot"), that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Rel. No. 34-20091 (Aug. 16, 1983). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). See, also, *Nordstrom Inc.* (Feb. 8, 1995) (proposal that company commit to code of conduct for overseas suppliers was substantially covered by existing company guidelines). Other Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (Mar. 29, 1999) (permitting exclusion, since company previously had adopted a version of the proposal with slight modification, and a clarification as to one of its terms). In addition, proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (permitting exclusion of proposal after company took steps to partially implement three of four actions requested by the proposal).

Sunoco's stewardship of HES matters, including sustainability, and its extensive policies, practices and procedures in this area compare favorably with the guidelines of the Proposal and, for all the foregoing reasons, Sunoco should be deemed to have substantially implemented the Proposal, and so be permitted to exclude the Proposal from its 2008 annual meeting proxy statement.

II. Rule 14a-8(i)(7) -- The Proposal and supporting statement address matters relating to Sunoco's ordinary business operations.

The Proposal requests that the Company's Board of Directors create a Board Committee on Sustainability, authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure Sunoco's sustained viability by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal and climate change. Such a proposal focuses on the company engaging in an internal assessment of the operational risks and liabilities facing Sunoco, and infringes upon management's core function of overseeing Sunoco's basic business practices.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of shareholders since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to the Board of Directors' and management's ability to run a company on a day-to-day basis that they are not proper subjects for shareowner proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, Sunoco may exclude the Proposal on that basis.

Mechanisms for adhering to the highest standards of business conduct, being socially responsible and reporting on Sunoco's social and environmental performance, are integral to Sunoco's policies, and ensuring compliance with such policies is a core management function. At the direction of its Board of Directors and its Public Affairs Committee, as part of its ordinary day-to-day business, Sunoco (1) reviews its policies, practices and performance in the areas of environmental protection, health and safety, equal employment opportunity and diversity practices, government affairs, and corporate contributions, (2) assesses and evaluates its performance as a responsible corporate citizen and keeps the Board apprised of the posture, integrity and propriety of Sunoco's relationships with its various constituencies and (3) reviews management's positions on public affairs developments and trends throughout the industries in which Sunoco operates.

Indeed, Sunoco's Board and senior management place considerable focus on health, environment and safety matters, including sustainability. For instance, in the early 1990's, Sunoco became the first Fortune 500 company to endorse the principles of CERES, the mission of which is to integrate sustainability into capital markets for the health of the planet and its people. Companies that endorse the CERES Principles pledge to go voluntarily beyond the requirements of the law. By endorsing the CERES Principles, Sunoco has not only formalized its dedication to environmental awareness and accountability, but also actively committed to an ongoing process of continuous improvement, dialogue and comprehensive, systematic public reporting. CERES, in participation with the United Nations' Environment Programme ("UNEP"), developed the Global Reporting Initiative ("GRI"), which has become the *de facto* international standard for corporate reporting on environmental, social, and economic performance.

Each year, Sunoco conducts a self-evaluation and reports its progress on protection of the biosphere, reduction and disposal of wastes, sustainable use of natural resources, energy conservation, and reduction of health and safety risks. Sunoco's 2006 CERES Report (attached hereto as Exhibit C, and available on Sunoco's website at *www.SunocoInc.com*), was prepared using the GRI's Version 3 Sustainability Reporting Guidelines as a basis. Those guidelines include reporting on corporate governance; financial performance; health, environment and safety performance; energy use and climate change; product stewardship; and community engagement.

Given the Company's attention to the very important issue of sustainability, the Proposal is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). In addition, the formation of a new Board committee, in addition to Sunoco's Public Affairs Committee (discussed in greater detail above), would be unnecessarily duplicative.

The Staff has consistently declined to recommend enforcement action against companies that omitted shareowner proposals requesting that the board of directors undertake actions to establish committees for the oversight of ordinary business operations. See, e.g., *Monsanto Company* (Nov. 3, 2005) (proposal calling for board of directors to form an ethics oversight committee to insure compliance with company's Code of Conduct, and applicable laws and regulations, was excludable); *Deere & Company* (Nov. 30, 2000) (proposal to create a customer satisfaction review committee, to review customer complaints regarding the company's products and services, was excludable); *Modine Manufacturing Co.* (May 6, 1998) (proposal seeking creation of a board committee to develop a corporate code of conduct, guaranteeing right of employees to organize and maintain unions and affirming principles of collective bargaining, was excludable); *Citicorp* (Jan. 9, 1998) (proposal to establish committee of outside directors to oversee audit of contracts with foreign entities, to ascertain if payments prohibited by Foreign Corrupt Practices Act had been made, was excludable); *BankAmerica Corporation* (March 23, 1992) (proposal to establish credit reconsideration committee, and provide specified procedures to deal with customers denied credit, was excludable); and *Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish committee of independent directors, to study the handling of consumer and shareholder complaints, was excludable); *NYNEX Corp.* (Feb. 1, 1989) (proposal relating to formation of special committee of board of directors, to revise existing code of corporate conduct, was excludable); *Transamerica Corp.* (Jan. 22, 1986) (proposal requesting formation of special committee of board of directors, to develop and promulgate a code of corporate conduct, was excludable).

The Proposal seeks formation of a special board committee, the stated purpose of which would be "to ensure our corporation's sustained viability... [and] enhance shareholder value" by responding to changing conditions and knowledge of the natural environment. However, the pursuit of enhanced shareholder value is one of the basic premises underlying corporate law. A board of directors has no more fundamental duty than seeking ways to maximize the value of the corporation for the benefit of its shareholders. In overseeing the business and affairs of the corporation, a corporate board of directors is obligated to act in the best interests of the corporation and its shareholders.

In assessing whether a proposal is excludable under Rule 14a-8(i)(7), the Staff historically has made a distinction between proposals that seek to reinforce management's generalized obligation to maximize shareholder value and those that direct management to take specific steps in connection with an extraordinary transaction, finding the former type excludable pursuant to Rule 14a-8(i)(7). See, e.g., *First Charter Corporation* (Jan. 18, 2005) (proposal mandating formation of special committee "with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation," excludable). But cf. *Allegheny Valley Bancorp, Inc.* (Jan. 3, 2001) (proposal directing the board of directors to hire investment bank for specific purpose of soliciting offers to purchase bank's stock or assets, not excludable).

The line between the ordinary and the extraordinary appears to be based upon a proposal's focus on general strategic direction, which is the province of the board of directors and hence ordinary, as opposed to a focus on a specific major transaction requiring shareholder approval, which falls into the extraordinary category. See *Medallion Financial Corp.* (May 11,

2004) (proposal requesting "investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company," excludable). In this context, the Staff has noted on several occasions that a basis exists for the omission of a proposal pursuant to Rule 14a-8(i)(7), where "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *Bristol-Myers Squibb Company* (Feb. 22, 2006).

In the instant case, the Proposal, by its terms, is not limited to any extraordinary transaction, but rather deals very generally with "sustained viability" and maximization of shareholder value. Furthermore, in the submission letter accompanying the Proposal, the Proponent does not discuss any specific transaction or extraordinary circumstance that the Proposal is exclusively designed to address.

By its mention of "sustainability," the Proposal attempts to touch upon a significant social policy issue. However, this does not alter the fact that the entire Proposal is excludable under Rule 14a-8(i)(7), since it directly addresses ordinary business matters. The Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. See, e.g., *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable, since it also requested that the report address ordinary business matters); *General Electric Co.* (Feb. 10, 2000) (entire proposal excludable under Rule 14a-8(i)(7), where a portion of the proposal related to ordinary business matters--- *i.e.*, choice of accounting methods). The staff also has agreed that registrants may exclude proposals crafted so as to seek to avoid exclusion under ordinary business grounds, noting that the true test is the ordinary business nature of the proposal, and it does not matter if a proponent characterizes it otherwise. See, e.g., *Wal-Mart Stores, Inc.* (Mar. 24, 2006) (reference to public assistance programs did not alter the ordinary business nature of proposal); *General Electric Company* (Jan. 10, 2005) (permitting exclusion of proposal tying executive compensation to social responsibility and environmental criteria); *Minnesota Mining and Manufacturing Company* (Feb. 10, 1992) (proposal to establish board committee, to evaluate potential impact on the company of various health care reform proposals, excludable as ordinary business, despite purported "policy nature"); *PepsiCo, Inc.* (Mar. 7, 1991) (proposal calling for establishment of board committee, to evaluate impact on company of various national health care reform proposals, did not involve substantial social or other policy issues transcending proposal outside the ordinary business exclusion); and *International Business Machines Corporation* (Feb. 19, 1987) ("[t]he mere assertion that a proposal... touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant... [in] matters dealing with ordinary business operations").

In the context of the current Proposal, it is worth noting, particularly, that the Staff previously has concurred that shareholder proposals relating to greenhouse gas emissions do not involve a significant social policy. See, e.g., *Wachovia Corp.* (Jan. 28, 2005) (proposal requesting report on the effect on company's business strategy of the risks created by global climate change entailed evaluation of risks by the company, and so was excludable as involving company's ordinary business operations); *Chubb Corp.* (Jan. 25, 2004) (proposal requesting report providing comprehensive assessment of company's strategies to address impacts of climate change on its business, required an evaluation of risks and benefits and therefore was excludable as within company's ordinary business operations); *Xcel Energy Inc.* (Apr. 1, 2003) (proposal requesting report disclosing: (1) economic risks associated with company's emissions of greenhouse gases, and (2) economic benefits of committing to substantial reduction of emissions, was excludable, as it related to company's ordinary business operations).

In summary, the Proposal clearly deals with matters involving Sunoco's ordinary business operations, and as such, is precisely the type of proposal that should be excluded under Rule 14a-8(i)(7), since it relates to certain tasks so fundamental to management's ability to direct Sunoco's daily operations, that they should not be subject to direct shareholder oversight, and also because they seek to "micro-manage" by "probing too deeply into matters of a complex nature upon which shareowners, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998).

IV. Conclusion

Based on the foregoing, Sunoco hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from Sunoco's Proxy Statement under Rules 14a-8(i)(7) and 14a-8(i)(10).

* * * * * *

Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. If you have any questions regarding this matter, or require additional information, please contact the undersigned at the letterhead address, or by telephone at 215-977-6430.

Very truly yours,

EXHIBIT A
to
SUNOCO, INC.
No-Action Request

(Dec. 17, 2007)

GLOBAL EXCHANGE
building people-to-people ties

November 15, 2007

Chief Governance Officer, Assistant General Counsel, and Corporate Secretary
Sunoco, Inc.
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

Re: Shareholder Resolution

To Those It Should Concern:

Global Exchange is a membership-based international human rights organization dedicated to promoting social, economic and environmental justice around the world. We believe that by adopting the enclosed resolution, our company will be uniquely positioned as a leader in its industry regarding sustainability related issues.

Therefore, as Treasurer of the organization, I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Global Exchange is the beneficial owner - as defined in Rule 13d-3 of the Securities Exchange Act of 1934 - of 200 shares of Sunoco Inc., has held such shares continuously for more than one year, and will be providing verification of ownership. We will continue to hold all the shares through the next stockholders' meeting. A representative of our organization will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
Treasurer

Encl.

2017 Mission Street, Suite 303, San Francisco CA 94110
t: 415.255.7296 f: 415.255.7498 www.globalexchange.org

Stockholder Proposal to Amend Corporate Bylaws Establishing a Board Committee on Sustainability

RESOLVED: To amend the Bylaws, by inserting the following new section to Article III.

Section 7: A) Board Committee on Sustainability: There is established a Board Committee on Sustainability. The committee is authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability. The committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

B) The Board of Directors is authorized in its discretion, consistent with these Bylaws and applicable law to: (1) select the members of the Board Committee on Sustainability, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

C) Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement

The committee would be authorized to initiate, review, and make policy recommendations regarding the company's preparation to adapt to changes in the marketplace and environmental conditions that may affect the sustainability of our business. Issues related to sustainability might include, but are not limited to: global climate change, political instability, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss.

charles SCHWAB
INSTITUTIONAL

P.O. Box 52013, Phoenix, AZ 85072-2013

November 15, 2007

Chief Governance Officer, Assistant General Counsel, and Corporate Secretary
Sunoco, Inc.
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

To Whom It May Concern:

RE: Global Exchange Inc
SUN Stock Ownership

This letter is to verify that Global Exchange has continuously held at least $2000 in market value of Sunoco Inc. stock for at least one year prior to November 15, 2007 (November 15, 2006 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,

Alisa Scott
Charles Schwab Institutional Service Group

CC: John Harrington

EXHIBIT B
to
SUNOCO, INC.
No-Action Request

(Dec. 17, 2007)

Sunoco, Inc.

PUBLIC AFFAIRS COMMITTEE CHARTER

Authority By resolution dated January 30, 1975, the Sunoco, Inc. Board of Directors established the Public Affairs Committee. This Charter of the Public Affairs Committee was adopted on March 4, 2004.

Membership The Public Affairs Committee shall consist of no fewer than three directors. Every member shall satisfy the independence standards of the New York Stock Exchange Listing Standards, and the Company's Categorical Standards of Independence as set forth in the Company's Corporate Governance Guidelines. The Board shall appoint a Chairman and the members upon recommendation of the Governance Committee and shall have the power to fill vacancies to the Committee. Additionally, the Board shall have the power to remove any member at any time with or without cause.

Purpose

"Public Affairs" are the Company's relationships with those individuals, organizations and institutions over which the Company does not have direct control, but whose actions or attitudes are important to the success of the Company (the "Constituencies"). These Constituencies include shareholders, the communities in which the Company does business, the state, local and federal governments, special interest groups, etc. Public Affairs also includes those activities through which the Company projects its public image and fulfills its role as a responsible corporate citizen.

The purpose of the Public Affairs Committee is to provide advice and oversight to management in management's efforts to perform in a manner in which the Company's Constituencies will view the Company as a responsible corporate citizen, and to report to the Board on Committee actions.

Duties & Responsibilities

1. Reviews the Company's policies, practices and performance in the areas of environmental protection, health and safety, equal employment opportunity and diversity practices, government affairs, and corporate contributions

2. Assesses and evaluates the Company's performance as a responsible corporate citizen and keeps the Board apprised of the posture, integrity and propriety of the Company's relationship with its Constituencies

3. Reviews management's positions on Public Affairs developments and trends throughout the industries in which the Company operates

4. Reviews the Company's position regarding important Public Affairs issues

5. Assures that the Company addresses critical Public Affairs issues from a perspective that emphasizes the interests of various Constituencies, recognizing the long-term interests of shareholders

6. Assumes oversight responsibility for the resolution of significant complaints from shareholders, and the proper handling of shareholder proposals that concern topics within the purview of the Committee for inclusion in the Company's proxy statement

Committee Evaluations

7. The Committee will conduct an annual self-evaluation and will review the results of the evaluation with the Governance Committee and the Board.

Committee Meetings and Action

8. The following items shall govern Committee meetings and actions:

- A majority of the Committee members will be a quorum for the transaction of business.
- The action of a majority of those present at a meeting at which a quorum is present will be the act of the Committee.
- Any action required to be taken at a meeting of the Committee will be deemed the action of the Committee if all of the Committee members executed, either before or after the action is taken, a written consent and the consent is filed with the Corporate Secretary.
- The Chairman will report from time to time to the Board on Committee actions and on the fulfillment of the Committee's duties under its Charter.
- The CEO will appoint a senior executive to be the management liaison to the Committee.
- The Committee Secretary (who will be the Corporate Secretary) will keep minutes of all Committee meetings, which will be distributed to all Board members.
- The Committee will meet at least two times per year and at such other times as may be requested by its Chairman.
- The Secretary of the Public Affairs Committee shall prepare and circulate agendas for each year which provide for the Committee's review of all Committee responsibilities. Since this Committee deals with the Company's image in the

public mind, current events or incidents may be cause for changes or additions to the proposed agendas. The Chairman or any member of the Committee may request more frequent review or special attention to any subject related to Committee responsibilities. The Committee Secretary and the management liaison will prepare a preliminary agenda. The Chairman will make the final decision regarding the agenda.

- The agenda and all materials to be reviewed at the meetings should be received by the Committee members as far in advance of the meeting day as practicable (which will normally be 6 days).
- The Committee Secretary should coordinate all mailings to the Committee members, to the extent practicable.

EXHIBIT C
to
SUNOCO, INC.
No-Action Request

(Dec. 17, 2007)

2006

Managing our Performance
Ensuring our Future


SUNOCO

SCOPE OF REPORT

This report addresses Health, Environment, and Safety and related activities that took place during 2006. The report encompasses the facilities and operations involved in the business units described in the company profile, including wholly-owned subsidiaries and, where noted, joint ventures that are operated by Sunoco. Such an operation is the Epsilon Products Company, LLC, a joint venture between Sunoco, Inc. and BAR-L, Inc. which we began including in 2005. Current year and historical data, except for energy usage and greenhouse gases, are provided unless otherwise noted.

This report has been compiled and presented to provide our stakeholders with HES information that is relevant, inclusive, and complete. We define our stakeholders as employees, neighbors, community advisory panels, non-governmental organizations including Ceres, customers, investors/asset managers, shareholders, Sunoco Board of Directors, regulators, legislators, Sunoco dealers and distributors, and government relations spokespersons.

The value of this communication will vary by group, their interest and purpose. Some of the identified benefits of this communication are enhanced employee morale and improved performance, transparency, public information and awareness, enhanced company image and reputation, documentation of community support and input, and recruitment and retention of employees.

This report was prepared using the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines Version 3.0 (G3) as a basis. In keeping with the G3 Guidelines, this report focuses on the following key issues: Governance HES Performance; Energy Use/Climate Change; Product Stewardship; Security/Business Continuity; Workforce Preparedness; and Community Engagement.



Sunoco turned 120 years young in 2006.

GRI REPORT

The GRI Application Level has been self-declared to be B, as based on the G3 Guidelines.

Printed on 100% post-consumer recycled paper with wind power.

> FROM THE CHAIRMAN

"I AM PLEASED TO REPORT THAT, FOR THE THIRD CONSECUTIVE YEAR, OVERALL HES PERFORMANCE DURING 2006 WAS THE BEST EVER FOR SUNOCO."

The Annual HES Report's first-ever theme – "Managing Our Performance: Ensuring Our Future," reflects Sunoco's philosophy not only toward health, environment and safety matters, but also how we manage all aspects of our business. In fact, we view HES performance as a leading indicator of long-term financial success. Neither we nor our competitors can influence the economy or consumer demand, the two most important influences on our financial performance. The only things within our control are how we plan for and respond to those outside influences – how well we perform our work day after day, year after year.

Sunoco achieved increased earnings per share for the fourth consecutive year. Our conversion from MTBE to ethanol and transition to the new ultra-low-sulfur diesel fuel specifications went smoothly, thanks to thorough planning and solid execution by the entire organization. Our Marketing business achieved higher year over year income. However, refining production was lower than 2005, due partly to crude unit shutdowns at our Philadelphia Refinery. Major capital projects during 2007 should significantly improve reliability and product yield and, at the same time, lower air pollutant emissions.

A state-of-the-art coke plant in Haverhill, OH came online in early 2005, producing high-quality coke for use in making steel. A coke plant in Brazil, in which we are a joint-venture partner, began producing coke and cogenerated power in the first half of 2007.

I am pleased to report that, for the third consecutive year, overall HES performance during 2006 was the best ever for Sunoco. We achieved historic and/or top quartile performance in most areas, especially employee and contractor safety. Chemicals had its best-ever performance in every area except air, and our Marketing organization made solid progress in reducing employee injuries and preventable vehicle accidents.

I'm convinced that our Operations Excellence Management System (OEMS) has contributed significantly to our performance. However, we had an increase in air permit violations from our historic low in 2005. And although we had fewer spills than in 2005 and recovered more spilled product, our performance can improve further still. In addition to capital projects, our business units constantly review and update their procedures and work practices to ensure safe, reliable, environmentally sound operations throughout the organization.

We also are taking steps to understand the likely impacts of major regulatory initiatives, in particular the European REACH legislation and global climate change. It is still too early to forecast what the regulatory landscape will be, but Sunoco intends to remain a safe, reliable and environmentally sound provider of transportation fuels. I look forward to sharing our progress with you.

John G. Drosdick
Chairman, CEO and President





> FROM THE VICE PRESIDENT, HES REGULATORY AFFAIRS

In the spirit of continuous improvement, this year's report includes a number of changes that I'd like to share with you. Many are based on the newly issued Global Reporting Initiative Reporting Framework Version 3 or G3 as it's called. We also have consulted with stakeholders, including community advisory panels and councils, and with our Ceres Stakeholder Engagement Team. So, what's new?

First, instead of reporting on the whole range of issues, G3 encourages companies to focus on key items. For 2006, those issues were: HES Performance, which includes environment and worker safety and health; Governance; Energy Use and Climate Change; Product Stewardship; Security and Business Continuity; Workforce Preparedness; and Community Engagement. This list is an amalgam of issues identified internally, by our Ceres Stakeholder Engagement Team, and by our Community Advisory Panels and Councils.

Second, both the G3 guidelines and our Ceres Stakeholder Team request that we describe our issues management approach, our performance, our goals and any activities or programs that helped achieve the performance targets. In response we have made every effort to put all the information related to each issue area in one place. In addition, our on-line report has many more links, so that you can see how one activity helps us perform better in several different areas. You also will notice that, in addition to showing 2007 performance goals on the summary charts, we have included them in the narrative. We hope this re-organization will put our activities into better context and make our performance more transparent.

The third big change is the expanded discussion of corporate governance. During our meeting in Philadelphia with our Ceres Stakeholder Team, we had a lively debate about what comes first, a formal corporate governance infrastructure or HES performance. As a result of those discussions, we have described Sunoco's governance structure in more detail, particularly as it relates to our HES programs and performance.

Our commitment to detailed and honest disclosure remains unchanged. We continue to provide performance data for three years, so you can judge our progress over time. We still focus on stories that describe how our employees work in our facilities and in the community. And we're continuing our commitment to continuous improvement – in our reporting and in our performance. Please let us know how you think we're doing.

Carolyn L. Green

Carolyn L. Green
Vice President, HES Regulatory Affairs

"...WE'RE CONTINUING OUR COMMITMENT TO CONTINUOUS IMPROVEMENT – IN OUR REPORTING AND IN OUR PERFORMANCE."



FOCUS ON THE FUTURE

Since 2000, Sunoco's HES watchwords have been **Safe, Reliable, Environmentally Sound Operations**, and we see no reason to change that emphasis. We intend to differentiate ourselves from our competitors by the high quality of our employees, our operations and our products. We are convinced that, if we can deliver on those promises, we will be successful in the marketplace. And we will continue to report openly, honestly and completely on our performance.

We will continue to set aggressive HES performance improvement goals and expect to add leading indicators to our targets within the next few years. We will implement our capital spending plans to improve HES performance and increase production with an eye toward greater efficiency and reliability and reduced emissions.

We have embarked on a major effort to document and standardize our GHG emission gathering process and to include GHG impacts in the analysis of capital plans. We are proud of the voluntary greenhouse gas reductions we have achieved to date, but we recognize that climate change is a rapidly evolving public policy issue that could have profound impacts on our industry. Sunoco will remain engaged with stakeholders on all sides of this issue to ensure that whatever course is taken, it will be in the best interests of our company, our customers, our shareholders and our nation. Moreover, we will look for ways to reduce our environmental footprint even further.

As a significant portion of our workforce retires over the next three to ten years, we will need to recruit and retain skilled employees. Training will be essential to ensure that no matter what market or regulatory changes we face, tomorrow's diverse workforce can accomplish Sunoco's financial goals safely, reliably and in an environmentally sound manner.

2006 HIGHLIGHTS

HES GOVERNANCE

- The Eagle Point Refinery received the Chairman's Award for Excellence in Health, Environment and Safety.
- The company continued to include HES performance modifiers covering air and wastewater permit exceedances, employee and contractor safety, and spills in its Success Sharing Program.
- The Haverhill, Bayport, and La Porte chemical facilities received Responsible Care Management System (RCMS) certification.
- A third-party review of the process for producing the Annual HES Report was completed during 2006. The audit found the process to be consistent and accurate.
- Global Climate Change briefings and discussions were held at several Board of Directors meetings.
- Sunoco's HES auditors completed 80 audits and assessments at 65 different sites.
- Sunoco's HES audit program underwent two third-party reviews during 2006.

HEALTH, ENVIRONMENT AND SAFETY (HES) ENVIRONMENTAL/ENERGY

- Class 1 and 2 spills (10 barrels or more) decreased 20.0% (16 versus 20 in 2005). However, the volume spilled increased from 1,673 barrels in 2005 to 6,410 barrels, of which 96.6% (6,194 barrels) was recovered.
- Wastewater permit exceedances decreased 5.9%, the company's best ever performance.
- Greenhouse gas emissions (CO_2 equivalents) were 0.2% better than 2005, representing a 9.9% reduction from the 1990 base year.
- Aggregate energy consumption for the company decreased 0.3% compared with 2005, and was 11.9% lower than the base year (1990).
- A large increase in air permit exceedances was experienced due to a regulatory change. When comparing 2006 to 2005 on an equal basis, a 38.2% increase was experienced.
- Overall toxic waste transfers off-site increased by 19.5% ('05 vs. '04 – latest available data), but refinery wastes sent off-site were 56.2% less than the 1988 Toxic Release Inventory base year.

HEALTH & SAFETY

- The company experienced its best OSHA recordable incident rate ever with a 1.07.
- The refinery OSHA recordable incident rate improved to 0.43 (a 33.9% improvement), and the chemical plants' OSHA recordable rate was 1.06 (a 24.8% improvement).
- Retail Marketing improved their OSHA recordable rate by 9.4% compared with 2005 (1.54 vs. 1.70).
- Contractors working at our refineries and chemical plants had OSHA recordable rates of 0.54 and 0.58, respectively (best ever performance for Chemicals).
- Sun Coke reduced their OSHA recordable rate by 51.4% compared with 2005 (1.54 vs. 3.17), and had no contractor OSHA recordable incidents.

COMMUNITY ENGAGEMENT

- Sunoco continued to convene Community Advisory Panels/Committees at all refineries and chemical plants.
- Sunoco employees took part in various community outreach activities including educational programs, blood drives, clean-up days, etc.
- In August, Sunoco hosted the Ceres Sunoco Stakeholder Team who met with the CEO and senior management representatives to discuss current HES topics and policies.
- Sunoco co-hosted over 100 student and professional engineers at the first annual Pathfinders reception honoring minority engineers in the Greater Philadelphia area.

FINANCIAL RESULTS

- Sunoco had revenues of $38.7 billion and net income of $979 million in 2006. Please see Sunoco's 2006 Annual Report available on the Sunoco Web site: **www.sunocoinc.com**

SUNOCO IS COMMITTED TO BE A RESPONSIBLE CORPORATE CITIZEN IN ALL OUR BUSINESSES AND IN THE COMMUNITIES IN WHICH WE OPERATE.


SUNOCO

2004	
2005	13,800
2006	14,[illegible]

Corporate Tax ID #23-[illegible]

Dun & Bradstreet #05-[illegible]

COKE

Annual production capacity of approximately 2.5 million tons of metallurgical-grade coke, using environmentally superior, proprietary technology. Sun Coke accounts for over 15% of total U.S. coke production. Its customers are in the steel industry. The three facilities are located in East Chicago, IN, Vansant, VA and Haverhill, OH.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Sunoco's approach to governance is organized into three key segments: establishing the company's strategic direction; executing the strategy and managing risks; and ensuring compliance with corporate policies, procedures and standards.

Sunoco published its first set of formal Corporate Governance Guidelines in 1998. Under the direction of the Board Governance Committee and the Chief Governance Officer, the Guidelines are reviewed and re-published yearly in the Sunoco proxy statement so that shareholders are informed regarding how the company is governed. Sunoco's Corporate Governance Guidelines also are available on the Sunoco, Inc. web site.

BOARD OF DIRECTORS – SETTING STRATEGIC DIRECTION

The Sunoco Board of Directors is structured to ensure that qualified persons are elected as directors, that – other than the CEO – all directors are independent, and that Board members are provided with complete and transparent information from management. The Board's function is to annually review and approve the three-year strategic plan and accompanying operations plan. In addition, the Board reviews and approves all major corporate activities and monitors political, economic and regulatory trends and issues that may affect the company.

The Board conducts its work through the following committees: Audit; Compensation; Executive; Governance; and Public Affairs. The Public Affairs Committee has lead responsibility for most HES issues, with additional involvement by the Audit and Compensation Committees. The Board Compensation Committee reviews and approves the yearly HES Modifiers, which become part of the corporate success sharing targets. Board Committee descriptions and charters are available on the Sunoco, Inc. web site.

MANAGEMENT – IMPLEMENTING STRATEGY AND MANAGING RISKS

Sunoco management is responsible for identifying potential risks to the corporation and managing them to ensure long-term financial stability. Sunoco employs integrated management systems to ensure that HES issues are being addressed in a systematic way and that all legal and corporate requirements are met.

Responsibility for HES performance is vested in each business unit. Corporate HES Performance provides technical assistance to individual facilities and the business units to ensure consistency and to disseminate learning. HES Regulatory Affairs is responsible for identifying and analyzing strategic HES issues and for auditing performance and management systems. The Corporate HES Committee meets monthly.

Sunoco has initiated an Enterprise Risk Management effort to formalize and expand its focus on identifying potential risks within and across each of its business units. Through this new initiative, Sunoco is dedicated to ensuring risks within the corporation are recognized, understood and managed appropriately.

ENSURING COMPLIANCE

At Sunoco, compliance is the responsibility of every employee. However, oversight for compliance with the corporate Code of Business Conduct and Ethics is managed by the Chief Compliance Officer. In addition, HES compliance is managed through facility and business unit self-assessments, the corporate HES Auditing Group and external audits.

AUDITS

Sunoco's HES Auditing Group performed 80 audits at 65 Sunoco facilities, including refineries, chemical plants, pipeline areas, heating oil and distribution terminals, company-owned convenience stores and some distributor operated retail service stations. The 80 audits consisted of 55 compliance, 15 management systems, 3 process safety management, and 7 MTSA audits. The management system assessments are designed to verify progress of the company's Operational Excellence Management System (OEMS) and the MTSA audits are required annually by U.S. Coast Guard regulations that implement the Marine Transportation Security Act (MTSA).

ASSESSMENT OF ANNUAL HES REPORT

In November 2006, Sunoco commissioned Haley & Aldrich to review the process used to generate Sunoco's Annual HES Report. Information flow and data collection processes were assessed through interviews and document reviews. Also included were external benchmarking and a gap analysis comparing Sunoco's report to the GRI's new G3 guidelines. Haley & Aldrich concluded that, "Sunoco's HES reporting process is accurate and consistent. The current reporting process has high level documentation which provides a good understanding of process flow, key dates, data needed, contributors, vendors and some data locations. Sunoco's use of SIRIS (internal HES data repository) ensures strong data reliability. The process is timely and consistent due to the conscientious approach of the administrator and contributors."

CORPORATE GOVERNANCE CONTINUED

CHAIRMAN'S AWARD FOR EXCELLENCE IN HEALTH, ENVIRONMENT AND SAFETY PERFORMANCE

The Chairman's Award for Excellence in Health, Environment and Safety performance was presented to the Eagle Point Refinery. The award recognizes exemplary achievement across a wide range of HES areas. The performance highlights for the Eagle Point Refinery during 2006 included:

- OSHA recordable incident rate of 0.38, a 36% reduction;
- Contractor OSHA recordable incident rate of 0.27, a 33% reduction;
- Top Quartile Safety (API Refining);
- 50% reduction in Wastewater Exceedances; and
- 33% reduction in Class 1 or 2 Spills.

Nine other entities received Meritorious Awards for excellence in HES, health and safety, or environmental performance.

ADVANCING HES POLICY

Sunoco helps advance pollution control policy and technology through many avenues. For example, Sunoco personnel serve on the EPA Clean Air Act Advisory Committee and National Advisory Council on Environmental Policy and Technology; participate in various industry organizations (i.e., The Conference Board, EHS Management Roundtable, National Petrochemical & Petroleum Refiners Association (NPRA), American Chemistry Council (ACC), etc.). Sunoco personnel serve on the boards for organizations such as Northeast States Center for a Clean Future and The Auditing Roundtable.

SHARING EXPERIENCES

Sunoco personnel made presentations at several conferences, including:

- Process Automation Manufacturing Information Technology Summit;
- OSHA Region 6 VPP Conference and Region 5 Conference; and
- Product Stewardship Mutual Assistance Networking Group.

MANAGEMENT SYSTEM

Sunoco began developing an integrated management system in 2001. Known as the Operations Excellence Management System, OEMS is the management system that is the driving force to significantly improve health, environment and safety performance and operations integrity.

Major milestones were achieved in the implementation of OEMS in 2004 when Sunoco began certifying its facilities to Responsible Care standards, which is a requirement of American Chemistry Council (ACC) membership. Refining and Supply's Marcus Hook, Philadelphia, Toledo, and Tulsa refineries and its headquarters group were approved for RC 14001 Certification in 2004. The Eagle Point Refinery became certified to RC 14001 in 2005, making Sunoco the first company to have all of its refineries certified to RC 14001 standards.

The Chemicals headquarters organization achieved certification to ACC's Responsible Care Management System (RCMS) in December 2005. In 2006, the Haverhill, Bayport, and La Porte plants were certified to RCMS meeting the requirements of the ACC. This accomplishment enabled Sunoco Chemicals to meet its obligations as an ACC member and demonstrates commitment to the Guiding Principles of Responsible Care®.



Representing the Eagle Point Refinery at the February 1, 2007 Board of Directors meeting to accept their Chairman's Award for Excellence in HES Performance were:

Standing from left: Ray Dworacek, Operations Manager; Al Jiles, Operator, Leak Detection and Repair; Paul Johnston, Lead Environmental Engineer; Roger Lyle, Vice President – NER; Jim Keeler, Facility Manager; John Lenhart, Supervisor, Health & Safety; Vince Kelley, Senior Vice President, Refining; Jack Drosdick, Sunoco Chairman, CEO and President; Joel Maness, Executive Vice President, Refining and Supply; Harry Carty, Head Operator, Poly/Cumene/LSG Units; Gerry Maher, Construction Supervisor; Tom Hadfield, Instrument/Analyzer technician; and John Carroll, Engineering Supervisor. Seated are: Lorena Reiber, Operator, Reformer/SRU Units and Jack DiAmicis, Reliability & Maintenance Manager.



FINANCIAL PERFORMANCE

Both from an HES and a financial performance perspective, 2006 was another successful year for Sunoco. Our Refining and Supply business earned $881 million and continued to be the primary source of income for the company. Our non-refining businesses contributed $205 million (up 6% from 2005) to the strong bottom line. Highlights include:

- Income before special items* was $979 million;
- Earnings per share amounted to $7.59, up 3% from the 2005 record level;
- Return on capital employed was 28.3%;
- Dividend increase of 25%; and
- Outstanding shares reduced by 9%.

Sunoco also:

We view the diversity of our portfolio as a key strength of the company, with each business offering good returns. We will continue to focus on:

- Increasing reliability and realizing additional operational improvements from existing assets;
- Prudently managing expenses;
- Efficiently managing capital spending with an increasing emphasis on income improvement projects;
- Growing, upgrading, and diversifying our asset base;
- Divesting assets that do not meet our return on investment criteria;
- Optimizing our capital structure; and
- Returning cash to our shareholders [illegible]yment of cash dividends [illegible]se of our common stock.





CAPITAL PROGRAM
$ Millions (Including Acquisitions)

Year	Value
02	439
03	787
04	1,263
05	1,075
06	1,142

RETURN ON CAPITAL EMPLOYED
Based on Net Income/Loss (Percent)

Year	Value
02	0.9
03	12.4
04	21.0
05	31.3
06	28.3

NET INCOME/LOSS
$ Millions

Year	Value
02	-47
03	312
04	605
05	974
06	979

STOCK PRICE PERFORMANCE

Year-End	Price Per Share
2002	$16.59
2003	$25.58
2004	$40.86
2005	$78.38
2006	$62.36

* Net income for 2006, 2005, and 2004 amounted to $979, $974, and $605 million, respectively, which includes net charges of $0, $38, and $24 million for special items.

HES PERFORMANCE

SUNOCO'S HES PERFORMANCE IMPROVED SIGNIFICANTLY IN MOST AREAS IN 2006. WASTEWATER EXCEEDANCES, SPILLS, FINES AND PENALTIES, FIRE LOSSES, AND OCCUPATIONAL SAFETY & HEALTH ADMINISTRATION (OSHA) RECORDABLE INJURY RATES ALL DECREASED.

AIR PERMIT EXCEEDANCES
# of Exceedances

2,500
2,000
1,500
1,000
500

	02	03	04	05	06	06 Goal	07 Goal
Total	552	890	773	419	2,426*	276	195
	292	723	447	285	1,847		
	260	167	326	134	373		
					206		

— '06 Goal — '07 Goal HRVoc — Permit — Opacity

* See associated text for explanation.

AIR PERMIT EXCEEDANCES

Air permit exceedances for 2006 show a significant increase. This was the first year the Bayport and La Porte plants were affected by a new Texas regulation that reduces highly reactive VOCs (HRVOC), resulting in the installation of new control equipment. Exceedances from this requirement are shown by the additional yellow segment of the 2006 bar.

Excluding the HRVOC air permit exceedances, to allow a same basis comparison, yields a 38.2% increase over 2005 performance. One refinery and two chemical plants improved in 2006 compared with 2005. One refinery and one chemical plant remained the same, with the chemical plant performance being zero exceedances. The increase resulted primarily from some refinery processing equipment that had end-of-run reliability issues. Maintenance turnarounds are scheduled for 2007 and will include equipment repairs and capital improvements that are expected to significantly reduce emissions.

The 2007 goal is an aggressive 66.3% improvement (based on non-HRVOC 2006 performance) and would surpass our best ever performance in 2005.

CRITERIA AIR POLLUTANTS

Criteria air pollutant emissions in 2005 (latest data available) increased by 3.2% overall compared with 2004. The particulate matter (40.8%) and sulfur dioxide (3.5%) increases occurred at the refineries due to new stack testing methods. Carbon monoxide emissions (21.8%) rose due to new calculation factors as required by the agencies, such as by the state of Ohio. Increases occurred in sulfur dioxide (3.5%), particulate matter (40.8%),

CRITERIA AIR POLLUTANTS
Refineries per 1,000 barrels of Throughput (tons)

	03	04	05
Total	0.13	0.12	0.13

0.14 0.12 0.10 0.08 0.06 0.04 0.02

— Volatile Organic Compounds (VOC)
Carbon Monoxide (CO)
— Particulate Matter (PM10)
— Sulfur Dioxide (SOx)
— Nitrogen Oxides (NOx)

TOXIC WASTE TRANSFERS OFFSITE*
Millions of Pounds


8
7
6
5
4
3
2
1
1998 Baseline Year = 6.8 (Refineries only)
1.97
2.64
2.43
2.86
2.98
2.02
2.13
2.16
1.80
2.59
01
02
03
04
05
06*
— 1998 Baseline — Refineries — Chemicals

* '06 not available
Base Year = Refineries only

and carbon monoxide (21.8%). Emission decreased for nitrogen oxides (5.8%) and volatile organic compounds (9.4%). Lead emissions are negligible each year.

TOXIC RELEASES AND TRANSFERS

Offsite toxic releases and transfers reported to the U.S. Environmental Protection Agency (EPA) for 2005 (latest year available) increased by 19.5% compared with 2004, primarily due to increased wastes treated offsite. The refineries and chemical plants combined were 18.1% lower than the 1988 Toxic Release Inventory base year (refineries only).

On February 8, 2007, the nonprofit Environmental Integrity Project (EIP) released an analysis of TRI Data, naming Sunoco's Philadelphia Refinery as the eighth largest source of toxic air emissions amongst oil refineries in the United States in 2004. The report also states the refinery was the largest source of polycyclic aromatic compounds (PACs) in 2004.

A task group of refinery and corporate environmental personnel analyzed the data and reviewed the methodologies used to calculate the data. The task group determined that the high numbers were due to Sunoco's overly conservative multiplier in it's calculations. The API uses a multiplier of 1% while Sunoco used 65%. Sunoco will change to the industry calculation and file corrected reports for the past years.

WASTEWATER PERMIT EXCEEDANCES

Sunoco again experienced its best-ever performance in the area of wastewater permit exceedances with a total of 16. The number of exceedances decreased 5.9% compared with 2005. Eight facilities had no wastewater exceedances and two others experienced only one exceedance each. The 2007 goal represents a 37.5% improvement over 2006.

CLASS 1 AND 2 SPILLS

Class 1 and 2 spills (spills of greater than 10 barrels) decreased 20.0% when compared with 2005 (16 vs. 20). The volume spilled increased from 1,673 barrels in 2005 to 6,410 barrels in 2006, primarily due to one spill. The volume recovered was 6,194 barrels (96.6%), resulting in a net release of 216 barrels (1 barrel = 42 gallons). The 2007 goal will be a 50% improvement.

ENFORCEMENT ACTIONS

Fines and penalties paid in a particular year most often relate to activities in prior years. Fines and penalties paid in 2006 totaled just over $560,000, a 93.1% decrease from 2005.

ULTRA LOW SULFUR DIESEL

The EPA's Clean Air Act requirements for diesel fuel went into effect on June 1, 2006. The revised standard allows the sulfur content to be only 15 parts per million (ppm) or what is known as Ultra Low Sulfur Diesel (ULSD). By June 20, 2007, 80% of all on-road diesel fuel must meet ULSD standards. Sunoco undertook significant infrastructure projects at the Toledo, Philadelphia, and Eagle Point refineries enabling the sulfur content to be reduced to the 15ppm level.

WASTEWATER PERMIT EXCEEDANCES

of Exceedances



40
30
20
10
26
37
38
17
16
13
13
22
11
10
02
03
04
05
06
06 Goal
07 Goal
'06 Goal
'07 Goal
POTW
NPDES

CLASS 1 & 2 SPILLS



25
20
15
10
5
11
19
24
20
16
8
3
6
5
2
8
02
03
04
05
06
06 Goal
07 Goal
'06 Goal
'07 Goal
Class 2
Class 1



OSHA RECORDABLE RATES



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.77
2.91
0.61
1.42
1.91
0.63
1.70
1.11
3.17
1.28
0.41
1.54
0.83
1.54
1.07
1.18
0.65
04
05
06
06 Goal
07 Goal
Refining & Supply
Chemicals
Total
Marketing
Coke

SAFETY SUMMARY

For the second year in a row, Sunoco achieved best ever safety performance with a company OSHA recordable injury rate of 1.07. Every business unit experienced improved OSHA recordable injury rates – Refining & Supply (34.9%), Chemicals (25.2%), Retail Marketing (9.4%), and Sun Coke (51.4%). All five refineries and three chemical plants had lower OSHA recordable injury rates in 2006 than in 2005. Of Sunoco's twelve major facilities, seven completed the year with an OSHA recordable incident rate of 0.5 or below. The overall company contractor rate improved 36.6%, with improved contractor safety performance in Chemicals (18.3%) and Sun Coke (0.00 vs. 5.05). Refining & Supply's contractor rate was 0.54 compared with 0.49 in 2005 (10.2% increase).

FIRE LOSSES

The number of major fires (property damage of $250,000 or more) decreased for the second consecutive year. Both the Philadelphia Refinery and Toledo Refinery experienced one major fire each. There was one injury associated with the fire at the Philadelphia Refinery and the costs for repairing the damaged equipment from the two fires totaled approximately $1.2 million.

EMPLOYEE SAFETY/HEALTH

ENVIRONMENTAL EXPENDITURES*
($ in millions)

	Capital Expenditures	Expense Spending
2002	47	196
2003	114	171
2004	258	173
2005	498	242
2006	282	308
2007**	257	
2008**	308	

* Bayport included starting in 2003 and Eagle Point included beginning in 2004.

** Estimated data

Sunoco has a financial management system for compiling, analyzing and reporting both on capital and expense environmental expenditures. Costs are reported at the facility, business unit and corporate levels. Actual and expected environmental expenditures are reviewed by the Board of Directors and disclosed in various external reports. Spending varies each year depending upon what projects and/or phase of projects are being done.

EMPLOYEE SAFETY/HEALTH

With the sustained improvement of the past three years, our challenge is to maintain this excellent performance. Numerous large capital projects are scheduled for many of our facilities, including some locations where there could be over 1,000 contractors onsite on any given day. It will be imperative that safety awareness be maintained at the highest possible level.

CHEMICALS JOINT SAFETY COMMITTEE

The Chemicals business unit's Joint Safety Committee (JSC) is a cross-functional team composed of salaried and hourly employees from each plant. Members of the JSC made presentations at two OSHA Voluntary Protection Program (VPP) regional conferences during 2006. Over 150 professionals from various companies and industries listened to the members describe how the JSC drives best practices across multiple sites, and empowers employees to share experiences and ideas on a continual basis. The attendees were particularly interested in level of management commitment and the successful union/non-union employees partnership.

The JSC holds three meetings each year with additional teleconferences as needed. The meeting agendas include performance status reports, updates on initiatives and achievements, status of key action items, identification of new key take-aways, and interactive breakout sessions.

SAFETY WITH TECHNOLOGY

Everyday life, including the work environment, involves use of some of the latest technology available – cell phones, Blackberries, Palm Pilots, etc. With these new technologies come safety considerations. During 2006, Sunoco addressed these concerns with a company-wide policy that prohibits the use of wireless devices – both personal and company-issued – to conduct company-related business activities while driving. In addition, company-issued devices may not be used while driving on personal business.

NER HES SUPERVISORS CERTIFICATION UPDATE

Since January 2006, 74 classes of the Northeast Refining (NER) HES Supervisors Certification Program were conducted on six different HES related modules. Approximately 350 supervisors, foreman, superintendents and contract administrators attended the training, which is led by HES professionals. The program provides the supervisors with hands-on experience with key health, safety, and environmental procedures and industry best practices. Through small group exercises, they get to deal with real-life questions and situations.



Virginia Governor Tim Kaine presented the Winning Trophy to Jewell's "A" Mine Rescue Team at the Governor's Cup Mine Rescue Contest held on May 26th, 2006. This training event, combined with other training exercises, hones the skills needed to perform under actual emergency conditions. In January 2008, the Jewell A and B teams put these skills to work when they were called upon to assist in an actual rescue and fire fighting effort at a third-party mine in Logan County, Virginia.

OPERATING DISCIPLINE

The Chemicals business unit uses a program, known as Operating Discipline (OD) to prevent process and mechanical problems that can compromise safety and slow production. A key part of their focus on Operations Excellence, OD is based on following established procedures, noticing subtle changes in equipment, and diagnosing root causes of anomalies. Some examples of OD at work are:

- An operator at the Epsilon Plant prevented excessive use of carbon monoxide (CO) compressed gas cylinders through root cause analysis of daily inspection observations.
- A Neal Plant operator perceived a subtle change in the sound of a pump. Vibration analysis determined the bearing was starting to fail and the pump was repaired before damage could occur to the pump and/or the environment.
- A La Porte Plant operator determined that the root cause of a bearing failure was low oil levels due to a sight glass becoming opaque. This information was shared with other plants thereby preventing other pump failures from occurring.

ENERGY USE/CLIMATE CHANGE

NET ENERGY CONSUMED
(Billions BTUs)

180,000
170,000
160,000
150,000
140,000

Base Year 1990 = 178,100

157,057 | 151,463 | 155,699 | 157,315 | 156,850

02 | 03 | 04 | 05 | 06

Base Year 1990
Company Total

PANDEMIC TASK FORCE

In 2006, Sunoco formed a Pandemic/Flu Task Force to monitor information from various government and media outlets and prepare the company should a pandemic become imminent. The task force role is to:

- Provide education to assist employees in protecting their families and themselves from a pandemic flu;
- Guide the business units in developing plans to ensure continuity of critical business operations if faced with high absenteeism; and
- Assist with Sunoco's response should a pandemic occur.

The task force also communicates with employees, providing updates as warranted.



PROCESS SAFETY MANAGEMENT

Sunoco Process Safety Management (PSM) personnel perform many activities, such as conducting process hazards analysis (PHAs), running dispersion models and maintaining process safety information. A company-wide PSM Forum provides direction to facility process safety coordinators and other personnel, addresses emerging issues and drives consistency for applying process safety management across the facilities. The forum consists of PSM representatives from each business unit, as applicable, and the Corporate Process Safety Group.

The PSM Forum also launched an initiative to make Management of Change (MOC) best practices available to all locations. Additionally, three refineries began using a web-based MOC program and the other two refineries will move to the new program in 2007.

During 2005, each facility conducted a review of the location of modular trailers and other portable buildings in light of a fatal incident at a non-Sunoco refinery in Texas. Trailers, portable buildings, and personnel were relocated as appropriate. In 2006, a company-wide standard was issued setting minimum criteria for the siting of trailers and portable buildings. The facility siting standards and efforts are consistent with the American Petroleum Institute (API) initiatives for portable and permanent buildings.

Energy is a significant focus area as it is a primary business cost and directly related to our greenhouse gas emissions profile. Several energy management programs are underway and implementation of improvements will be key, particularly as we endeavor to offset the energy consumption and GHG emissions increases from operation of new process units to meet low sulfur gasoline and diesel requirements, implement the EPA settlement agreement projects, and satisfy increased gasoline demand.

ENERGY

Net energy use was essentially the same in 2006 (0.3% decrease) as in 2005, but was 11.9% lower than the 1990 base year. The energy savings in 2006 versus the 1990 baseline, using 2006 values, equates to a savings of approximately $216 million. Refinery energy usage on an aggregate basis increased slightly (0.5%) compared to 2005 and increased by 4.8% on a normalized basis. The chemical plants aggregate energy usage decreased 7.7% compared with 2005, and decreased 10.1% on a normalized basis.

Examples of initiatives in 2006 are:

- Refining & Supply established an Energy Management System (EMS) during 2006 to ensure energy conservation gains are sustained. The EMS programs have the potential to improve energy efficiency almost 8% over 10 years. However, the energy-intensive nature of process units necessary to meet fuel specification changes and environmental emissions reductions over the next several years may offset some of these energy reductions.
- The Eagle Point Refinery conducted an intensive, eight week energy survey that identified opportunities for an estimated savings of 1,900 billion Btus per year.
- The Marcus Hook Refinery implemented a process to reduce flaring at its Ethylene Complex through operational changes and awareness efforts. The result was an annualized reduction of about 99 billion BTUs used, worth an estimated $864,000.
- Sunoco joined ENERGY STAR® in 1998, and reconfirmed our commitment to the program in May of 2006.
- The Frankford Plant began an energy improvement project. An estimated 80,000 MMBTUs were saved in 2006, which equates to a savings of $1.1 million costs.

PRODUCT STEWARDSHIP



GREENHOUSE GASES

Global climate change issues were in the forefront of the news in 2006. Sunoco personnel analyzed these activities and made presentations to Sunoco's Strategic Issues group, Corporate HES committee and the Board of Directors. These presentations focused on path forward while other activities included formation of a steering team to review/enhance Sunoco's greenhouse gas data collection processes to ensure they meet international standards.

Additionally, Sunoco personnel are also participating on an API task force for improving an oil industry greenhouse gas (GHG) reporting tool (SANGEA™) and an API GHG Benchmarking group.

PRODUCT STEWARDSHIP

Key issues in product stewardship include addressing impacts of world-wide regulations (e.g., REACH) and enhancing product stewardship throughout the supply and transportation chain.

EUROPEAN REGULATION OF CHEMICALS

Sunoco is actively addressing a new European law entitled Registration, Evaluation, Authorization and Restriction of CHemicals (REACH). The regulation, which takes effect June 1, 2007, creates one registration system for chemicals for all European Union (EU) member states.

REACH is intended to address inconsistencies in current chemical data and affects all chemicals or products containing chemicals that are manufactured, imported, used as intermediates, or sold in the EU. Sunoco is identifying EU destined products, customers and product applications. Once registration packages are completed, long-range business plans will be developed to address authorization or restriction of Sunoco products in European markets.

PRODUCT MANAGEMENT – TRANSPORTATION

As indicated in our 2005 Annual HES Report, Sunoco has an extensive process for selecting and monitoring the marine vessels that transport crude oil to our refineries. Additionally, waterborne product transportation is achieved through the utilization of a modern, first-class tug barge fleet.

Sunoco engages in a multi-step process to qualify financially secure motor carriers that transport hazardous and non-hazardous materials to and from our facilities. The process is designed to ensure all carriers meet and maintain Sunoco's standards for safety, security, emergency response, insurance, indemnification, and business process requirements. Sunoco's Chemicals Transportation group uses the Carrier Management System (CMS), a comprehensive database program to manage the information required for over 450 approved carriers. Each carrier must have an approved Facilities Access Agreement, Transportation Service Agreement, and a Safety Assessment. Since all Sunoco major facilities have access to the CMS database and its real-time data, the facilities can monitor that each and every shipment is being handled by a Sunoco-approved carrier.

CONTRACT SERVICE PROVIDERS (CSP)

Third-party companies, including storage terminals, distributors, pipelines, etc., located throughout the United States are a part of Sunoco's supply chain. Over the past few years, Sunoco has been performing on-site assessments at these facilities to review the facility and its work practices to assess HES capabilities and control systems.

In 2006, Sunoco greatly expanded the number of facilities visited to establish baselines. Following the on-site assessment each facility received a summary sheet and score. Two facilities received a "provisional" score and were provided with enhancement suggestions and will be monitored. No locations received an "Unacceptable" score, but should that occur, such a location would be removed from use by Sunoco. Facilities will be scheduled for future reviews on a timeframe based on their score.

SUNOCO PERSONNEL PERFORMED THE FOLLOWING ONSITE ASSESSMENTS IN 2006

Carriers	45
Terminals	76*
DOT facilities	6
Rail Repair/Cleaning facilities	6
Process Oil Distributors	5

* Thirteen other terminals completed self-assessments that are reviewed by Sunoco personnel.

COMMUNITY ENGAGEMENT

...nificant manufacturing
...U.S., we do purchase
...umber of countries.
...y in the principle of
...rs stable, represen-
...vernmental structures
...r markets to operate
...conomic, social, and
...an rights wherever
...a strong business
...Sunoco facilities and
...through sponsorships
...umerous community
...ng 2006. Examples
...others can be found

...STAKES

...nty Choppers (OCC)
...weepstakes for a
...orcycle raising over
...Junction Gang Camp
for seriously ill children. The camp, founded by NASCAR driver Kyle Petty and his wife Pattie to honor their late son Adam, operates solely on the donations of corporations, organizations and individuals.

HELPING WITH EDUCATION

In 2004, Sunoco made a major commitment to the Philadelphia community by founding the Academy of Process Technology (APT), in partnership with the School District of Philadelphia and the Philadelphia Academies. Over 100 Academy students are educated about the process technology industry, while interacting with Sunoco professionals both in the classroom and at Sunoco refineries and chemical plants.

June 2007 will mark APT's first graduating class. The graduates will be eligible to apply for potential employment opportunities with partners like Sunoco, Philadelphia Water Department, and Rohm & Haas. Sunoco will also present three students with scholarships for local community colleges.

COMMUNITY ADVISORY PANELS

All Sunoco manufacturing facilities participate in community advisory panels, community advisory councils, or similarly named groups. During 2006, the Marcus Hook Environmental Advisory Council and the South/Southwest Philadelphia Community Advisory Panel celebrated anniversaries of 15 and 10 years, respectively. Additional information regarding Sunoco's involvement with the community groups can be found on our web site.

MAKING WISHES COME TRUE

Two employees at Indiana Harbor Coke Company are volunteer "Wish Granters" for the Make a Wish Foundation of Indiana. During 2006, they were involved in making seven children's wish come true. Eight other children will have their wishes granted in 2007. The most popular wish in 2006 was a trip to Disney World in Orlando, Florida. Other wishes included swimming with the dolphins in Florida and shopping sprees at local malls. These volunteers spent over 200 hours making sure that each child's wish was a successful, fun-filled and memorable event.

CELEBRATING MLK DAY

Sunoco employees participated in various events for Martin Luther King Day. Tulsa employees participated in the local parade taking third place in the float competition. Philadelphia area employees spent a "Day of Service" helping at Fels High School, where children and adults painted murals in the hallways and on lockers, and helped reorganize the school library. Many made it a family affair, bringing children, siblings and friends to the event. Other employees donated healthcare and toiletry items to benefit the homeless.



> COMMUNITY ENGAGEMENT CONTINUED

SUNOCO CONTINUES A PROUD TRADITION OF HELPING IMPROVE THE QUALITY OF LIFE IN THE DIVERSE COMMUNITIES WHERE WE WORK AND LIVE THROUGH SUPPORT OF ARTS AND CULTURAL, CIVIC, EDUCATIONAL, HEALTH AND HUMAN SERVICE ORGANIZATIONS.

TEACHING ENVIRONMENTAL RESPONSIBILITY

Twenty-eight freshmen students studying environmental science at the College of New Jersey visited the Eagle Point Refinery to learn about environmental responsibility. The students were provided an opportunity to see and discuss how industry can successfully work within environmental regulations to ensure that the ecosystem is not adversely affected.

SPONSORING RESPITE SERVICES

The Sunoco Haverhill Chemical Plant made a donation to the Community Partners of the Shawnee Mental Health Center, Inc. to help them fund respite services for children and youth with serious emotional issues. The respite services entail short-term, temporary care so that their families can take a break from the daily routine of care giving. The donation funded museum trips, bowling, roller skating, and the purchase of fun and educational games.

EMERGENCY PREPAREDNESS

Sunoco personnel keep local emergency response organizations informed about potential risks through periodic meetings, Local Emergency Planning Committee involvement, and other outreach programs. Additionally, each year Sunoco's refineries, chemical plants and various other locations initiate, coordinate and participate in both internal and external emergency response drills and activities. Examples are:

- Training City of Tulsa Fire Department personnel on flammable/combustible liquids at the Tulsa Refinery;
- Learning high-level angle rescues by members of the Toledo Refinery Emergency Response Team;
- Participating in monthly training, as do the over 100 members of the Northeast Refining Emergency Response Team.
- Providing facility tours for local fire departments;
- Attending fire training courses at Texas A&M University and the Delaware Fire School; and
- Belonging to mutual aid associations such as the Northwest Ohio Michigan Mutual Aid District near Toledo, Ohio, and the Channel Industries Mutual Aid (CIMA) near Houston, Texas.

PROVIDING SUPPORT

Being a strong service provider and matching a community need with Sunoco's financial and human resources is pivotal to our philanthropic program.

The Sunoco Foundation pledged a $1 million gift to the Free Library of Philadelphia Foundation to support the Sunoco Internet Center in the New Central Library. The Sunoco Foundation also committed $200,000 to the Chemical Heritage Foundation to provide studies on environmental risk.

For the second year, Sunoco donated $1.1 million in home heating oil for energy assistance to residents of Delaware Valley who qualify for the Federal Low Income Home Energy Assistance Program (LIHEAP).

A partnership formed by The Sunoco Foundation with the Congreso de Latinos Unidos will help Congreso in its mission to strengthen Philadelphia's Latino community in education, leadership and workforce development.

In 2006, Sunoco supported organizations such as The Academy of Natural Sciences' Women in Natural Science Program, and the Philadelphia School District's West Philadelphia Automotive Academy Internship Program.

Sunoco supported a variety of community programs and efforts during 2006, some of which are mentioned below.

BAYPORT/LA PORTE (TEXAS) AREA

- Pasadena Independent School District Robotics, La Porte Education Foundation, Texas Scholars, Partners in Education and City of La Porte Emerge System (community emergency communication system).

EAST CHICAGO (INDIANA) AREA

- America's Second Harvest, Haven House, Habitat for Humanity, Salvation Army, Sickle Cell Foundation, St. Joseph's Home for Boys and the Make-A-Wish Foundation

HAVERHILL (OHIO) AND NEAL (WEST VIRGINIA) AREA

- Shawnee State University, Appalachian Regional Theater, Habitat for Humanity, Huntington Museum of Art and Our Lady of Bellefonte Hospital Horizon of Hope Program.

KNOXVILLE (TENNESSEE) AREA

- American Red Cross, Kids on the Block of Knoxville, Habitat for Humanity, Pellissippi State College, Second Harvest Food Bank and the United Way of Greater Knoxville

TOLEDO (OHIO) AREA

- Toledo Museum of Art, Urban League of Greater Toledo, East Toledo Family Center, The Toledo Symphony, Duck and Otter Creek Partnership and the YMCA Scholarship Fund.

TULSA (OKLAHOMA) AREA

- Day Center for the Homeless, Tulsa Speech & Hearing Association, Tulsa Metropolitan Environmental Trust, Tulsa Boys Home, Junior Achievement of Greater Tulsa, Youth Services of Tulsa and the Oklahoma Fit Kids Coalition.

VANSANT (VIRGINIA) AREA

- Buchanan County YMCA, Community Arts Council, Grundy Volunteer Fire Department, Riverlands Recreational Center, Mountain Mission School and the Southwest Virginia Community College

Sunoco employees share their time and talents with numerous community and professional organizations such as National Asian Pacific American Bar Association, PathwaysPa Inc., Boys & Girls Club of Philadelphia, the American Association of Blacks in Energy, and the United Negro College Fund.

The company also continues to provide financial assistance to community organizations that help women and minorities and is a member of local chapters of groups such as the National Minority Supplier Development Council, Congreso de Latinos Unidos and the Women's Business Enterprise Council.

UNITED WAY

Sunoco continued to provide significant support to the United Way as contributions from employees, retirees and the company to the United Way and affiliated agencies in 2006 totaled over $3.0 million. Sunoco employees also assisted as volunteers in various United Way-sponsored activities and events.

RESEARCH SPONSORSHIP

Sunoco sponsors scientific and policy research organizations, including:

- Johns Hopkins Center for Alternatives to Animal Testing (CAAT)
- MIT Symposium on Vehicles, Traffic, and Transportation
- Philadelphia Academy of Natural Sciences
- Tyler Arboretum
- University of Pennsylvania's Wharton Risk Management and Decision Processes
- Wildlife Habitat Council



Tulsa Refinery personnel spent a "Day of Caring" building a shade arbor and picnic tables for the Salvation Army Boys & Girls Club of Broken Arrow, OK.



> WORKFORCE PREPAREDNESS



Northeast Refining ERT members practice many different skills, including confined space rescue techniques, every year.

Qualified, committed employees are critical to Sunoco's success today and in the future. Sunoco has instituted several important programs to attract qualified job applicants and help them to be successful in their career with the company. The Employee Performance Management Program forms the basis for all of the company's employee development activities by ensuring that each employee and his/her manager has a clear understanding of what is expected and that the employee receives regular performance feedback. In addition, the OEMS Plan-Do-Check-Act process requires that training be provided as necessary to ensure the success of HES and operations integrity initiatives. Finally, the Talent Management Program helps the company identify the next generation of leaders.

An example of workforce preparedness is the supervisor training at the Northeast refineries. About 350 NER supervisors, superintendents, and contract administrators went through the 2006 HES Supervisors Certification Program.

The training is taught by the NER HES professionals, who seek new and innovative ways to make the training relevant to everyday work situations. Hands-on activities and small group exercises enable supervisors to apply what they learned and raise critical questions that affect their everyday work practices.

Diversity and inclusion programs are integral to Sunoco's hiring, retention and employee development efforts. An important focus is ensuring that we can maintain a skilled, fully staffed workforce over the next ten years as a large portion of our employees becomes eligible for retirement.

Sunoco is committed to achieving greater diversity by expanding our recruiter base and by selecting diverse web sites and job boards on which to post open positions. The company partners with urban organizations to open doors for students who may be interested in careers such as engineering or plant operations.

Sunoco annually reviews its diversity program to determine progress in hiring, retaining and developing a diverse employee population. New employees learn of the company's diversity efforts at their initial orientation. Managers and employees utilize an online toolkit featuring Diversity Discussion Starters to address a wide range of diversity topics.

In addition to the Academy of Process Technology and on-going efforts such as the INROADS internship program, Sunoco also is working to increase the pool of qualified candidates by providing today's youth with both educational and workplace experience as they prepare for the working world.

> SECURITY/BUSINESS CONTINUITY

Security enhancement initiatives continued at Sunoco facilities during 2006. These activities, which are directed at protecting employees, facilities and neighboring communities, included:

- Auditing Security Preparedness Plans at four refineries and three chemical plants as required annually by U.S. Coast Guard regulations.
- Preparing to meet implementation deadlines for new federal legislation including:
  - Department of Homeland Security Appropriations Act of 2007 requiring vulnerability assessments and site security plans; and
  - Surface Transportation and Rail Act of 2007 affecting railcar and motor carrier security.
- Continuing activities as required by the ACC's Responsible Care® Security Code.

SECURITY PREPAREDNESS DRILL

In May 2006, the Haverhill Plant held a major security preparedness exercise involving local emergency officials, the FBI, U.S. Coast Guard, the plant emergency response team, and other agencies. The scenario involved simulation of a tanker truck being high-jacked at a highway intersection and then forcibly crashed through the gates to the barge dock, where it was planted with explosives and detonated. Additionally, a barge was "accessed" by terrorists who placed explosives on the barge intending to shut down river traffic.



The 2006 Sunoco HES and Ceres Report was printed on recycled paper and for the second year utilized paper made with emission-free wind-generated electricity. Sunoco was recognized for using wind power generated paper for its 2005 report and in November 2005, received the Windpower Partnership Award from Mohawk Paper Mills, Inc.

The 2006 report used 1,437 pounds of 100% post-consumer recycled paper.

The savings below are achieved when post-consumer recycled fiber is used in place of virgin fiber:

- 13.8 trees preserved for the future
- 39.83 lbs waterborne waste not created
- 5,860 gallons wastewater flow saved
- 648 lbs solid waste not generated
- 1,277 lbs net greenhouse gases prevented
- 9,771,600 BTUs energy not consumed

Savings from the use of emission-free wind-generated electricity:

- 663 lbs air emissions not generated
- Displaces this amount of fossil fuel:
- 1,578 cubic feet natural gas unused

In other words, the savings from the use of wind-generated electricity are equivalent to:

- not driving 719 miles, or
- planting 45 trees

Note: Calculations based on Mohawk Environmental Calculator.

This report was prepared using the Global Reporting Initiative's (GRI) Version 3 (G3) Sustainability Reporting Guidelines as a basis. For more about Ceres and GRI, please contact them at:

CERES
99 *Chauncy Street, Sixth Floor*
Boston, MA 02111
617-247-0700 (phone)
www.ceres.org

GLOBAL REPORTING INITIATIVE
GRI Secretariat
Keizersgracht 209
P.O. Box 10039
1001 EA Amsterdam
The Netherlands
Tel: +31 (0) 20 531 00 00
Fax: +31 (0) 20 531 00 31
www.globalreporting.org

Further information and detail regarding Sunoco's HES Performance can be found on our web site at www.sunocoinc.com. For additional copies of this summary report, reports from previous years, or to submit comments, please contact us at:

SUNOCO, INC.
HES Reporting
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

Phone: (215) 977-3101
Fax: (215) 246-8001
Email: hesreporting@sunocoinc.com

To Convert	Multiply By	To Obtain
Barrels	42	Gallons
Barrels	159	Liters
BTUs	1,055	Joules
Gallons	3.785	Liters
Megawatt-Hrs	1,000	Kilowatt-Hours
Megawatt-Hrs	3,413,000	BTUs
Pounds	0.4536	Kilograms
Tons	2,000	Pounds
Tons	907.2	Kilograms
Tons	0.9072	*Metric Tons*

SUNOCO, INC.
HES Reporting
1735 Market Street
Suite LL
Philadelphia, PA 19103-7583

SUNOCO

Ceres

SANFORD J. LEWIS, ATTORNEY

January 18, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Sunoco, Inc. proposing Bylaw Amendment Creating Sustainability Committee for 2008 Proxy Materials

On Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Sunoco, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 17, 2007, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rules 14a-8(i)(7) and (i)(10).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Ann C. Mule, Chief Governance Officer, Assistant General Counsel, Corporate Secretary Sunoco Inc. We are also emailing this letter to the Division of Corporation Finance and to Ann C. Mule.

<u>Summary</u>

The Proponents are aware of the efforts by the Company toward addressing some of the sustainability issues articulated in the Proposal. However, because the resolution would alter the governance structure of the Company by amending the bylaws, the amendment to create a Sustainability Committee (the "Committee") is not substantially implemented. Proponents believe the mandate of the existing Public Affairs Committee, which the Company claims to substantially implement this Proposal, is focused on public relations and is materially different from the mandate of the Sustainability Committee which is to attend to long range policy challenges facing the Company. Furthermore, sustainability issues transcend the day-to-day "ordinary business" of the Company and therefore are appropriate for shareholder consideration.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proposal

The Proposal would amend the Company's bylaws by establishing a Board Committee on Sustainability. The Committee would be authorized to address corporate policies in order to ensure the Company's sustained viability. More specifically, the Proposal states that the Committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

ANALYSIS

SHAREHOLDERS ARE ENTITLED BY LAW TO PROPOSE BYLAW AMENDMENTS TO ESTABLISH A NEW COMMITTEE.

Pursuant to Pennsylvania law, except for a number of specific instances not applicable to this case, "the shareholders entitled to vote shall have the power to adopt, amend and repeal the bylaws of a business corporation." 15 Pa.C.S.A. § 1504. Furthermore, there is nothing in the Company charter or bylaws that limits the rights of shareholders to amend the Company's bylaws. Accordingly, the Proposal is proper under state corporate law and the Company's charter and bylaws allow shareholders to initiate bylaw amendments. The company has not disputed this.

Staff decisions in this area also indicate that bylaw amendments such as this are permitted so long as they do not interfere with the Board's statutorily granted discretion by, for example, requiring the expenditure of corporate funds. *Community Bancshares, Inc.* (March 15, 1999); *Radiation Care Inc.* (December 12, 1994); *Pennzoil Company* (February 24, 1993). The Proponents have drafted the Proposal to avoid this problem by specifically stating that nothing in the bylaw amendment shall restrict the power of the board to manage the business and affairs of the Company, including not incurring any costs to the Company except as authorized by the board.

For these reasons, the Proponent is entitled under Pennsylvania law to introduce the Proposal at the Company annual meeting this spring. The only question is whether it will appear on the company's proxy materials, thereby providing uniform information to shareholders.

The premise of Rule 14a-8 is to insure that shareholders who are unable to attend the annual meeting in person are provided with complete information about matters that will be presented to at the annual meeting. As stated in Exchange Act Release No. 12999, 41 Fed. Reg. 52,994 (Dec. 3, 1976) ("1976 Interpretive Release")

> the Commission's sole purpose in conducting such review has been to insure full disclosure to public investors . . .the Commission's sole concern is to insure that public investors receive full and accurate information about all security holder proposals that are to, or should, be submitted to them for their action. ***If the company fails to include***

> ***in its proxy materials a security holder proposal that it should have included, the other security holders have not only been denied necessary information and the opportunity to vote for a proposal they favor, but unwittingly may have been given a proxy that management would vote against the proposal.*** *Id* (emphasis added).

As a bylaw amendment authorized by 15 Pa.C.S.A. § 1504, the Proposal can be submitted to shareholders at the annual meeting for their consideration. Bylaw amendments are not minor events, but are significant shareholder actions that are codified in statute. Consequently, it is imperative in order to preserve the need for disclosure and fairness, as recognized in the 1976 Interpretive Release, to put the Proposal in the Company proxy materials. To do otherwise would deny shareholders necessary information which may lead shareholders to unknowingly give management a proxy that will be voted against the Proposal. Therefore, we respectfully urge the Staff to conclude that the Proposal must appear in the Company's proxy materials.

THE PROPOSAL IS NOT SUBSTANTIALLY IMPLEMENTED BECAUSE IT CREATES A NEW COMMITTEE IN THE BYLAWS THAT ADDRESSES DIFFERENT ISSUES FROM THE EXISTING COMMITTEES.

We believe the previous argument ultimately addresses the issue before the Staff. That is, the Proposal is by its very nature not "substantially implemented" because it is a bylaw amendment establishing a different committee from those that already exist. By creating the Committee in the bylaws, it elevates the policy focus on sustainability within the Company. While a committee created by the Board is certainly important, such a committee does not carry with it the same mandate as one instituted by the shareholders through a vote at the annual meeting. This would be a statement by the shareholders and such a declaration gives it a legitimacy and power within the Company that is different from a board created committee. As a bylaw amendment that will properly appear before shareholders pursuant to 15 Pa.C.S.A. § 1504, the Proposal differs from advisory shareholder proposals which do not seek to change the very corporate governance structure of the company. This difference in the legal footing of the Proposal means that a substantially implemented analysis is misplaced because without an existing bylaw on the subject matter, it would be extremely difficult (and perhaps impossible) to argue that the Proposal had been implemented.

In the interest of thoroughness, however, we turn now to the Company's other arguments. The Company first argues that it can exclude the Proposal because it has substantially implemented the Proposal. Specifically, they claim that the following make the Proposal moot:

- The Company has existing health, environment and safety ("HES") policies;
- Executives with direct access to the CEO are responsible for HES; and
- The Public Affairs Committee ("PAC") of the Board oversees HES performance.

We respectfully request the Staff reject this argument because, as shown below, the Sustainability Committee is focused on the strategic direction of the Company and on the

Board level while the PAC is focused on the day-to-day affairs of the Company, the managerial level and with the public relations concerns of the Company. Furthermore, policies are not a substitute for the significant step of institutionalizing the Committee in the bylaws. In short, while the Company has taken commendable steps to address HES issues, these steps do not address the core recommendation of the Proposal – i.e. the Company needs to formalize in its bylaws and at the Board level a forum for addressing the long-term sustainability of the Company and its business.

While the cases cited by the Company – *Texaco*, Inc. (March 28, 1991), *Nordstrom Inc.* (February 8, 1995), *Masco Corporation* (March 29, 1999) and *Columbia/HCA Healthcare Corp.* (February 18, 1998) – can certainly be cited for the proposition that a proposal need not be fully implemented to be moot, under Rule 14a-8(i)(10), what is critical is that the steps taken by the company must address the ***core concerns*** raised by the proposal. See *Dow Chemical Company* (February 23, 2005); *ExxonMobil* (March 24, 2003); *Johnson & Johnson* (February 25, 2003); *ExxonMobil* (March 27, 2002); and *Raytheon* (February 26, 2001). As the SEC acknowledged in Exchange Act Release No. 34-20091 (August 16, 1983), the application of this rule is subjective and therefore difficult. Furthermore, the fact that under Rule 14a-8(g) "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *id* (emphasis added), means that the mootness exclusion presents a very high hurdle for companies to overcome.

Of the three steps identified by the Company, the first two (existing HES policies and executive responsibility for HES performance) are irrelevant to the analysis because they are not focused on board level action. The Proposal expressly calls for a board level committee to address sustainability and even the most comprehensive policy and managerial structure is no substitute. This focus on the board level is due, in part, to the fundamental importance of these issues and fact that the Proponent shareholders believe the Company should address them at the highest level with the Board providing the review and guidance.

On a number of occasions the Staff has concurred that when a proposal is focused on the creation of a board level committee, it is not sufficient for the company to argue that employees and management are addressing the issue. *NYNEX Corporation* (February 16, 1994); *NYNEX Corporation* (February 18, 1994); *Associates First Capital Corporation* (March 13, 2000); and *Conseco, Inc.* (April 15, 2001). In these cases, the companies argued that the proposal were moot because executive management and/or employees were addressing the issue or implementing relevant policies. The proponents responded by pointing out that employee or management activities are no replacement for steps taken by board members and consequently the proposals has not been substantially implemented. The Staff concurred with the proponents' positions in these cases and concluded the companies could not exclude the proposals. While the Company's managerial steps and adoption of HES policies may be admirable, they are not the equivalent of formalizing sustainability concerns into the bylaws through the creation of a board level committee.

The Company's argument which arguably warrants greater attention than the other two is that the Public Affairs Committee (PAC0 substantially implements the proposed Sustainability

Committee moot. Nevertheless, it is also evident that the PAC does not address the core concerns of the Proposal because the two committees would have substantially different mandates. Looking at the "Purpose" section of the PAC charter (Company Exhibit B) we find the following:

> The purpose of the Public Affairs Committee is to provide advice and oversight to management in management's efforts to perform in a manner in which the Company's **Constituencies will view the Company as a responsible corporate citizen**, and to report to the Board on Committee actions. (emphasis added)

In the Proponent's view this language demonstrates that the purpose of the PAC is to ensure that the Company is ***viewed*** as a responsible corporate citizen, rather than grappling directly with essential public policy issues and challenges to the Company's sustainability. We believe this is not a committee whose purpose is the sustainability of the Company, but rather a committee focused on public relations. The Company's argument entirely fails to demonstrate that the PAC is charged with consideration of strategic threats to the Company's sustained value creation. Rather, the PAC is tasked with managing stakeholder relationships.

The PAC is also not charged with considering material threats to the business that lie outside the concern of constituencies whose actions or attitudes are perceived as important to the success of the Company. That entirely misses the purpose of the Proposal. Environmental changes and natural resource constraints, for example, can harm the business regardless of constituent perceptions. If, for example, rising sea levels endanger Company assets, Company management should thoroughly understand that risk long before any "constituency" expresses concern.

The PAC charter "duties and responsibilities" section shows that it is focused on day-to-day activities such as responding to precise and detailed issues and complaints brought before the committee or confronting the company. This reality is exemplified by the fact that the purpose section of the PAC charter reveals that the PAC is intended to provide advice and oversight to ***management*** not to the Board. While it is true that the PAC is to report to the Board about its activities, that is not the same as providing advice and guidance to the Board. By contrast the Sustainability Committee is focused on the long-term strategic direction of the Company (i.e. "sustained viability") and pro-actively preparing for potentially systemic changes in global systems.

Finally, with respect to the cases cited by the Company on pages 3 and 4 of its letter *(The Talbots, Inc.* (April 5, 2002), *The Gap, Inc.* (March 16, 2001) *and Kmart Corp.* (February 23, 2000)), we observe that they all addressed the adoption or implementation of policies by a company. That is not the case here. The proponents are not seeking the implementation of the details of a pre-developed policy, i.e. we do not make reference to a specific third party standard or put forth our own specific policy as did the proponents in those cases. Rather the Proponent is seeking to create a board level structure, a committee, to address these issues and elevate the discourse to a Board level strategic direction committee.

For the reasons given above, the Company has not met its significant burden under Rule 14a-8(g) and 14a-8(10) and we respectfully request the Staff reject the Company's argument.

THE SUBJECT MATTER OF THE PROPOSAL, SUSTAINABILITY, IS A SIGNIFICANT POLICY ISSUE CONFRONTING THE COMPANY AND DOES NOT FIT WITHIN THE ORDINARY BUSINESS EXCLUSION.

The Company's next claim is that the Proposal is excludable as ordinary business under Rule 14a-8(i)(7). This argument is at best misplaced and at times appears to turn the Rule on its head. It is abundantly clear that the sustainability of an oil and chemical refining and retailing company is a significant social policy issue. Specifically, as identified in the Proposal, sustainability issues implicate natural resource limitations, energy use, waste disposal, and climate change. Because these issues constitute a significant policy issue confronting the Company, the subject matter of the Proposal transcends the ordinary business of the Company and must appear in its proxy materials.

The Rule 14a-8(i)(7) Standard

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be***

excluded only after the proposal is also found to raise no substantial policy consideration."
Id (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

As mentioned before, it is vitally important to observe that the company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

Finally, the Company appears to be subscribing to the notion that a proposal may be excluded "even if it also touches upon a significant social policy issue." This argument ignores two seminal cases in Rule 14a-8 law - *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416 (DC Cir. 1992) and *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993), and is directly contrary to the SEC interpretive releases discussed above. These authorities make it abundantly clear that "the proposal may be excluded only after the proposal is also found to raise ***no*** substantial policy consideration." *Id* at 891 (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the company's portrayal of it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. Therefore, it is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Policy Issues Facing the Company: Climate Change

It almost goes without saying that climate change, energy use and natural resource limitations are a significant policy issue facing oil companies such as Sunoco. One need not look any further than the long list of Staff decisions that concluded these issues transcend the ordinary business of oil (and other) companies. *Exxon Mobil Corp.* (March 23, 2007) (A shareholder proposal, which requests that this company's board adopt quantitative goals for reducing greenhouse gas emissions and report to shareholders on these efforts, may not be omitted from the company's proxy material under Rule 14a-8(i)(7)); *Exxon Mobil Corp.* (March 12, 2007) (A shareholder proposal, which requests that this company's board adopt a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025, may not be omitted from the company's proxy material under Rule 14a-8(i)(7)); *General Electric Co.* (January 31, 2007) (A shareholder proposal, which recommends that this company's board publish a report on global warming, may not be omitted from the company's proxy material under Rule 14a-8(i)(7) or 14a-8(c)); and *Ford Motor Co.* (March 6, 2006) (A shareholder proposal, which recommends that this company's board publish an annual report on global warming and cooling, may not be omitted from the company's proxy material under Rule 14a-8(i)(7)). See also, *Exxon Mobil Corp.* (March 23, 2005); *Exxon Mobil Corp.* (March 15, 2005); *Exxon Mobil Corp.* (March 19, 2004); *Exxon Mobil Corp.* (January 26, 1998); *Exxon Corporation* (January 30, 1990); *The Ryland Group, Inc.* (February 1, 2005); *American Standard Companies Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 24, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); and *Andarko Petroleum Corporation* (February 4, 2004).[1]

But one can also look to highly regarded scientific reports, such as the November 17, 2007 issuance from the Intergovernmental Panel on Climate Change (http://www.ipcc.ch/) that the burning of fossil fuels, such as those that constitute the primary revenue source for our Company, are a significant source of the greenhouse gases that cause global climate change. In accepting the 2007 Nobel Peace Prize on behalf of the IPCC, Chairman Pachauri observed that climate change will dramatically affect access to clean water, access to sufficient food,

1 We note that the Company makes the demonstrably false claim that proposals relating to greenhouse gas emissions do not involve a significant social policy. First, the cases cited by the Company were all "evaluation of risk" exclusions. That analysis, as discussed elsewhere in our letter, does not apply to the Proposal. Second, is we have shown here, there is a long list of climate change proposals that have survived Staff review.

stable health conditions, natural resources, and security for billions of people. (http://www.ipcc.ch/graphics/speeches/nobel-peace-prize-oslo-10-december-2007.pdf)

Policy Issues Facing the Company: Pollution

With respect to pollution as a significant issue facing the Company, government data and fines illustrate that despite Sunoco's efforts to address sustainability related issues, the Company still faces significant environmental liabilities. The following are recent examples which serve to illustrate this point:

- 2007. Sunoco's Philadelphia refinery was identified as being both among the largest emitters in the oil industry and the single largest U.S. refinery source of polycyclic aromatic compounds, which included probable or suspected carcinogens, in 2004.

- 2006. The University of Massachusetts study ranked Sunoco as the 55th most toxic company in the United States. The company reported that it had been named as a potentially responsible party (PRP) for 36 hazardous waste sites, including many Superfund sites.

- 2005. Sunoco was identified in the U.S. Environmental Protection Agency's (EPA) Toxic Release Inventory data as a top emitter of toxic pollutants compared to other companies within its industry group, releasing approximately 6.2 million pounds.

- 2005. Sunoco reached a global settlement relating to its refineries with the EPA, and various regulators in Philadelphia, Ohio, and Oklahoma. Under the consent decree, Sunoco expected to make capital expenditures of approximately $275 million over an eight-year period to implement environmental improvement projects. The Company also agreed to pay civil penalties totaling $3 million to the EPA and state and local agencies and committed to supplemental environmental projects of approximately $3.9 million.

- 2005. A Pennsylvania court upheld a $3.5 million fine against Sunoco related to problems with the company's boilers at its Marcus Hook refinery. In 2003 Sunoco also agreed to pay $926,000 to settle emissions-monitoring violations and other violations at the same Marcus Hook refinery.

It is clear from the preceding documentation that sustainability is a significant policy issue facing the Company. Climate change and pollution are issues that are confronting the Company at the government and public interest level. Even the Company's own letter, in which it describes the vital importance of these issues, is evidence that these are not the day-to-day affairs of the Company.

The Proposal Does Not Seek an Excludable "Evaluation of Risk"

Periodically throughout its letter the Company refers to the evaluation of risk exclusion without specifically citing to Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") wherein the Staff first formally identified the exclusion. To the extent that the Company is making an evaluation of risk argument we would argue that there is nothing in the Proposal that would invoke the exclusion. The Proposal does not call on the Company to engage in an assessment of risks or liabilities facing the Company. Nor does it seek an accounting or report on economic or financial impact. In this way, the Proposal is categorically different that the cases cited by the Company. See *Wachovia Corp.* (January 28, 2005); *Chubb Corp.* (January 25, 2004); and *Xcel Energy Inc.* (April 1, 2003).

The Proposal, by focusing on the sustainability of the Company's business model, does not "focus on the company engaging in an internal assessment of the risks or liabilities" but rather is a clear example of "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health". SLB 14C. To be a sustainable company, the Proponent believes that the Company will need to find solutions to how it may be adversely affecting the environment and hope the Committee to be a guiding force in that effort.

Finally, Staff letters indicate that a focus on climate change issues does not qualify a proposal for the evaluation of risk exclusion. See e.g. *Exxon Mobil Corp.* (March 15, 2005) (Staff rejected evaluation of risk argument regarding a proposal which requested that the board of directors make available to shareholders the research data relevant to Exxon Mobil's stated position on the science of climate change).

<u>The Proposal Does Not Seek to Micro-Manage the Company's Activities</u>

The Company goes on to claim that because HES performance is part of the Company's day-to-day operations, the Proposal seeks to micro-manage the Company. This contention is significantly misplaced because the Proposal does not, in the words of the 1998 Interpretive Release, seek intricate details, specific timeframes or specific methods for implementing complex policies. Rather it is properly focused on the extraordinary strategic issues posed by the societal issue of sustainability generally and the role of the company in addressing sustainability. The Proposal is creating a board level committee with a mandate to function at the board level and the strategic direction of the Company. Such a focus is inherently not micro-managing the Company because board level committees do not probe into the minutiae of a company's operations.

Although it is not clear, the Company appears to support this micro-management argument with citations to a number of cases that relate to the creation of committees. All of these cases are misplaced because they were not bylaw amendments. A bylaw amendment is fundamentally different from a shareholder **request** for the board to create a committee and therefore we believe the various cases cited by the company regarding committees are off-point. Turning to each of the cases in turn we find additional reasons why they do not apply to the analysis of the Proposal:

Monsanto Company (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the Monsanto proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law and implicitly the need to hire specific personnel to staff the committee. The current Proposal, in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

Deere & Company (November 30, 2000). The proposal sought the creation of a "Customer Satisfaction Review Committee" comprised of shareholders and was excluded as relating to "customer relations". The Proposal does not focus on customer relations and therefore the case is inapposite.

Modine Manufacturing Co. (May 6, 1998). The proposal requested a committee to develop a corporate code of conduct addressing, among other issues, the right of employees to organize and maintain unions. Because this proposal was excluded for focusing on "relations between the company and its employees" it is not relevant to this analysis.

Citicorp (January 9, 1998). This case is entirely misplaced because the proposal was excluded for "initiation of a compliance program". The current Proposal specifically excludes compliance from the Committee's mandate and therefore *Citicorp* is not applicable.

Bank of America Corporation (March 23, 1992). This proposal sought a "credit reconsideration committee" and specified procedures to deal with a customer whose credit application was rejected. This proposal was excluded for focusing on "credit policies, loan underwriting and customer relations". The Proposal does not implicate any credit policies, loan underwriting or customer relations issues.

Goodyear Tire and Rubber Company (January 18, 1991). This proposal related to establishing a committee of independent directors to: (1) employ an independent consultant to study operations; and (2) study the handling of consumer and shareholder complaints and inquiries by the principal executives of the company. Because this proposal was excluded for "customer and shareholder relations and the evaluation of management conduct" it is not relevant to this analysis.

NYNEX Corp. (February 1, 1989). This proposal sought the formation of a special committee of the Board of Directors to revise the existing code of corporate conduct and was excluded for focusing on "the particular topics to be addressed in the

Company's code of conduct". As discussed earlier, the Proposal does not seek to delve into the particulars of a company policy or code of conduct, but instead focuses on elevating strategic issues facing the Company.

Transamerica Corp. (January 22, 1986). This case sought formation of a special committee of the Board of Directors to develop and promulgate a code of corporate conduct. Because this proposal was excluded for focusing on "employee, shareholder and customer relations, and the evaluation of management conduct" it is not analogous to the issues presented by the Proposal.

Accordingly, we respectfully request the Staff reject the Company's arguments in this regard.

The Proposal Does Not Seek the Sale of the Company

Next, the Company seems to argue that the line of no-action letters concerning the sale of a company are relevant to this analysis because the Proposal makes a reference to enhancing shareholder value. This argument is a nonstarter. The Proposal clearly does refer to shareholder value, but that does not turn the Proposal into a sale-of-company proposal. Simply because a proposal makes an argument that may appeal to shareholder's financial concerns is not fatal to the proposal. But beyond this point, it is an extreme stretch of logic to claim that this reference somehow transform the Proposal into one which specifically focuses on the sale of the company. *First Charter Corporation* (January 18, 2005), *Allegheny Valley Bancorp, Inc.* (January 3, 2001), *Medallion Financial Corp.* (May 11, 2004) *and Bristol-Myers Squibb Company* (February 22, 2006) are in a completely different category of cases. The concerns raised in those proposals bear no resemblance to the Proposal and therefore are irrelevant to this discussion.

For the reasons set forth above we request that the Staff concluded that the Proposal is not excludable under Rule 14a-8(i)(7).

Conclusion

As demonstrated above, the Proposal is not excludable under any of the criteria of Rule 14a. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: Harrington Investments

Ann C Mulé
Chief Governance Officer
Assistant General Counsel
Corporate Secretary


SUNOCO

RECEIVED
2008 FEB -5 PM 12: 11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia, PA 19103-7583
215 977 6430
Fax 215 977 3559
acmule@sunocoinc.com

February 4, 2008

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sunoco, Inc. - File No. 001-06841
Shareholder Proposal to Amend Bylaws, Creating
"Board Sustainability Committee"

Ladies and Gentlemen:

By letter dated December 17, 2008, Sunoco, Inc. ("Sunoco") filed a request asking the Staff to confirm that it will not recommend enforcement action should Sunoco omit, from Sunoco's 2008 Annual Meeting Proxy Statement, a shareholder proposal (the "Proposal") by Global Exchange (the "Proponent"), seeking a bylaw amendment to create a "Board Committee on Sustainability." Sunoco's no-action request set forth the reasons for its belief that the Proposal may be properly excluded, in reliance on Exchange Act Rules 14a-8(i)(7) and 14a-8(i)(10).

Harrington Investments ("Harrington"), an affiliate of the Proponent, has submitted, on behalf of Harrington (but, presumably, the Proponent as well), a letter dated January 18, 2008 which discusses Harrington's view that the Proposal must be included in Sunoco's 2008 Annual Meeting Proxy Statement. We are not aware of any legal requirement that the Staff consider (or even review) this communication from Harrington when making its determination on the merits of Sunoco's no-action request. However, we would like to take this opportunity to respond to some of the points raised in Harrington's letter and, in the process, attempt to resolve some of the mis-characterizations therein contained.

Enclosed are six copies of this letter. A copy of this letter also is being mailed concurrently to the Proponent.

Harrington argues that Sunoco has not substantially implemented the Proposal, claiming that the mandate of Sunoco's existing Board Public Affairs Committee differs materially from that of Proponent's proposed "Board Sustainability Committee." This, despite the fact that, in none of the correspondence received by Sunoco to date, has either Harrington, or the Proponent for that matter, provided a concise definition of *exactly* what specific mandate is intended by the Proposal's use of the term "sustainability."

Sustainability is a concept that has many definitions. However, sustainable development has been described as "...meeting the needs of the present generation without compromising the ability of future generations to meet their own needs." *Report of the World Commission on Environment and Development*, U.N. GAOR 42nd Sess., 96th plen. Mtg. at 1, U.N. Doc. A/RES/42/187 (1987). In this sense, the concept of sustainability involves not only environmental, but also economic and social policy. *See*, 2005 World Summit Outcome, U.N. GAOR, 60th Sess., Item 48 at 12, U.N. Doc. A/60/L.1 (2005). It has been suggested that the concept of sustainability also implicates cultural diversity as an important policy consideration. *Cf. The Universal Declaration on Cultural Diversity*, U.N. EDUC. SCI. AND CULTURAL ORG., 31st Sess., Vol. 1 at 62, UNESCO Doc. 31C/Res. 25, Annex 1 (2001) ("...cultural diversity is as necessary for humankind as biodiversity is for nature... [and is] one of the roots of development understood not simply in terms of economic growth, but also as a means to achieve a more satisfactory intellectual, emotional, moral and spiritual existence").

Notwithstanding Harrington's protestations to the contrary, Sunoco's Board Public Affairs Committee is a Board-level committee comprised entirely of independent directors, with oversight responsibility for Sunoco's policies, practices, positions and performance in the areas of health, environmental impact and safety, equal employment opportunity and diversity, and government relations and corporate philanthropy. In other words, Sunoco's Board Public Affairs Committee does, in fact, address the very environmental, economic and social policy considerations implicated by the United Nations' public pronouncements regarding "sustainability."

Harrington also asserts that Sunoco's Board Public Affairs Committee is reactionary, has a short-term focus, and responds only to precise, detailed issues confronting Sunoco, or complaints brought before the Board Public Affairs Committee, whereas the proposed Board Sustainability Committee would have a long-term focus, be pro-active, and prepare for potentially systemic global changes affecting the long-term strategic direction and sustained viability of Sunoco. Again, this is a mis-characterization of the activities of Sunoco's Board Public Affairs Committee, born of a lack of any appreciation for the actual functions of the Committee. The Board Public Affairs Committee is flexible and pro-active when setting agenda items, including "sustainability" issues (such as product stewardship, renewable fuels, global climate change and diversity), and the Committee reports, and makes recommendations as appropriate, directly to Sunoco's Board of Directors. As noted in our earlier request for no-action relief, Sunoco's Board Public Affairs Committee reviews and addresses corporate policy and action from a strategic point of view, and is not limited to mere compliance activities.

It is the responsibility of the Board of Directors, in exercising its fiduciary obligations, to act in the best interests of Sunoco and its shareholders. For Sunoco to implement the Proposal and create another Board-level committee to deal with what are, essentially, the very same issues already being addressed by Sunoco's Board Public Affairs Committee, would result in unnecessary redundancy, additional expense and a waste of Board resources. It is very difficult to see how such a result could serve the best interests either of Sunoco, or of its shareholders.

Sunoco's bylaws currently do not specify the creation of any standing committee of the Board other than the Executive Committee, which has the power to act in place of the full Board, in the context of an emergency, for example. In their current form, these bylaws provide appropriate flexibility for the Board to respond to changing conditions and establish those standing committees it deems necessary, based upon its evaluation of Sunoco's current and anticipated future circumstances. Because of their first-hand knowledge of Sunoco and its operations, the members of Sunoco's Board of Directors are in the best position to determine a workable and efficient structure for itself, and to decide how to organize and staff its standing committees (including the number, function and membership of each) in order to decide what works best to serve the interests of shareholders. Sunoco currently has five standing committees of its Board: Executive, Audit, Compensation, Governance and Corporate Responsibility. Amending Sunoco's bylaws in the manner required by the Proposal would give the proposed "Board Sustainability Committee" a position within Sunoco that is different from that of all the other standing committees of the Board, except the Executive Committee.

Finally, in its no-action request, Sunoco described its robust, long-standing and systematic policies and procedures developed to effectively address health, environment and safety matters, including issues related to "sustainability," at all levels of the enterprise, including senior management levels. In response, Harrington argues that such policies are "irrelevant," since the Proposal expressly calls for a Board-level committee, and even the most comprehensive policy and managerial structure cannot substitute for formalizing, in the bylaws, a Board-level forum to address the long-term "sustainability" of Sunoco and its businesses. Harrington's argument misses the point entirely. Sunoco provided the description of its health, environment and safety policies, its endorsement of the CERES Principles, its Product Stewardship Program, its Best Practice on Pollution Prevention/Waste Minimization and its managerial oversight of these issues, because we felt it important for the Commission, and our shareholders, to understand that, at Sunoco, the focus on these extremely important issues is not confined to the Board, or even a Board-level committee. Instead, these issues are being addressed every day by Sunoco's management and its employees throughout the company. In other words, it is a part of our corporate culture. Far from being irrelevant, Sunoco's managerial structure and policies, are the very attributes of the corporate culture that ensure that the issues associated with "sustainability" are addressed at Sunoco.

Very truly yours,

[signature]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Sunoco, Inc.
Incoming letter dated December 17, 2007

The proposal would amend the bylaws to establish a board committee on sustainability that would ensure Sunoco's sustained viability and strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment.

There appears to be some basis for your view that Sunoco may exclude the proposal under rule 14a-8(i)(7), as relating to Sunoco's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Sunoco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sunoco relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

END